Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-236253

Prospectus Supplement No. 8

(To Prospectus dated April 21, 2020)

KLDISCOVERY INC.

29,350,000 Shares of Common Stock Issuable upon Exercise of

Outstanding Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 21, 2020 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-236253). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the SEC on November 12, 2020, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

KLDiscovery Inc.’s Common Stock and Public Warrants are quoted on the OTC Pink Sheet Market under the symbols “KLDI” and “KLDIW,” respectively. On November 10, 2020, the closing price of our Common Stock was $8.00 and on November 10, 2020, the closing price of our Public Warrants was $0.26.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 001-38789

KLDiscovery Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	61-1898603
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
8201 Greensboro Drive Suite 300 McLean, VA	22102
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 288-3380

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  YES ☐ NO ☒

As of November 11, 2020, there were 42,529,017 of the registrant’s common stock, par value $0.0001 per share, outstanding.

PART I – FINANCIAL INFORMATION

Item 1.     Financial Statements

KLDiscovery Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	September 30, 2020	December 31, 2019
	(unaudited)
Current assets
Cash and cash equivalents	$43,838	$43,407
Accounts receivable, net of allowance
for doubtful accounts of $7,805 and $7,486, respectively	86,095	96,994
Prepaid expenses	10,312	7,296
Other current assets	778	556
Total current assets	141,023	148,253
Property and equipment
Computer software and hardware	73,343	72,228
Leasehold improvements	27,493	26,963
Furniture, fixtures and other equipment	3,722	3,794
Accumulated depreciation	(76,780)	(64,682)
Property and equipment, net	27,778	38,303
Intangible assets, net	114,632	130,568
Goodwill	396,310	395,171
Other assets	2,611	2,617
Total assets	$682,354	$714,912
Current liabilities
Current portion of long-term debt, net	$11,106	$11,689
Accounts payable and accrued expense	35,964	31,270
Current portion of contingent consideration	677	340
Deferred revenue	4,018	4,851
Total current liabilities	51,765	48,150
Long-term debt, net	467,163	468,932
Contingent consideration	225	482
Deferred tax liabilities	6,712	6,294
Other liabilities	9,776	7,289
Total liabilities	535,641	531,147
Commitments and contingencies
Stockholders' equity
Common stock
$0.0001 par value, shares authorized - 200,000,000 shares authorized as of September 30, 2020 and December 31, 2019; shares issued and outstanding - 42,529,017 as of September 30, 2020 and December 31, 2019	4	4
Preferred Stock
$0.0001 par value, 1,000,000 shares authorized, zero issued and outstanding as of September 30, 2020 and December 31, 2019	-	-
Additional paid-in capital	384,504	381,952
Accumulated deficit	(245,649)	(205,498)
Accumulated other comprehensive income	7,854	7,307
Total stockholders' equity	146,713	183,765
Total liabilities and stockholders' equity	$682,354	$714,912

See Notes to Consolidated Financial Statements.

KLDiscovery Inc.

Consolidated Statements of Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Revenues	$72,301	$78,169	$214,953	$231,527
Cost of revenues	37,738	42,018	111,472	118,937
Gross profit	34,563	36,151	103,481	112,590

Operating expenses
General and administrative	14,281	12,223	42,534	41,879
Research and development	1,828	1,533	5,134	4,455
Sales and marketing	9,155	12,043	29,460	36,212
Depreciation and amortization	9,234	9,525	27,135	29,243
Total operating expenses	34,498	35,324	104,263	111,789

Income (loss) from operations	65	827	(782)	801

Other expenses
Other expense	11	(9)	102	122
Interest expense	12,371	12,034	38,303	36,487
Loss before income taxes	(12,317)	(11,198)	(39,187)	(35,808)
Income tax provision	390	62	964	391

Net loss	$(12,707)	$(11,260)	$(40,151)	$(36,199)

Other comprehensive income (loss), net of tax
Foreign currency translation	2,242	(2,248)	547	(2,293)
Total other comprehensive income (loss), net of tax	2,242	(2,248)	547	(2,293)
Comprehensive loss	$(10,465)	$(13,508)	$(39,604)	$(38,492)

Net loss per share - basic and diluted	$(0.30)	$(0.26)	$(0.94)	$(0.85)

Weighted average shares outstanding - basic and diluted	42,529,017	42,497,078	42,529,017	42,390,717

See Notes to Consolidated Financial Statements.

KLDiscovery Inc.

Consolidated Statements of Stockholders’ Equity (Unaudited)

(in thousands, except for share amounts)

	Common Stock Issued		Additional paid-in	Treasury	Accumulated	Accumulated other comprehensive
	Shares	Amount	capital	Stock	deficit	income	Total
Balance as of December 31, 2019	42,529,017	$4	$381,952	$-	$(205,498)	$7,307	$183,765
Share-based compensation	-	-	825	-	-	-	825
Foreign exchange translation	-	-	-	-	-	(4,428)	(4,428)
Net loss	-	-	-	-	(12,526)	-	(12,526)
Balance as of March 31, 2020	42,529,017	4	382,777	-	(218,024)	2,879	167,636
Share-based compensation	-	-	814	-	-	-	814
Foreign exchange translation	-	-	-	-	-	2,733	2,733
Net loss	-	-	-	-	(14,918)	-	(14,918)
Balance as of June 30, 2020	42,529,017	4	383,591	-	(232,942)	5,612	156,265
Share-based compensation	-	-	913	-	-	-	913
Foreign exchange translation	-	-	-	-	-	2,242	2,242
Net loss	-	-	-	-	(12,707)	-	(12,707)
Balance as of September 30, 2020	42,529,017	$4	$384,504	$-	$(245,649)	$7,854	$146,713

	Common Stock Issued		Additional paid-in	Treasury	Accumulated	Accumulated other comprehensive
	Shares	Amount	capital	Stock	deficit	income	Total
Balance as of December 31, 2018	42,288,870	$4	$372,316	$(2,406)	$(147,954)	$6,996	$228,956
Share-based compensation	52,150	-	910	-	-	-	910
Foreign exchange translation	-	-	-	-	-	810	810
Net loss	-	-	-	-	(13,491)	-	(13,491)
Balance as of March 31, 2019	42,341,020	4	373,226	(2,406)	(161,445)	7,806	217,185
Issuance of common stock	58,534	-	414	-	-	-	414
Share-based compensation	-	-	579	-	-	-	579
Foreign exchange translation	-	-	-	-	-	(855)	(855)
Net loss	-	-	-	-	(11,448)	-	(11,448)
Balance as of June 30, 2019	42,399,554	4	374,219	(2,406)	(172,893)	6,951	205,875
Issuance of common stock	-	-	1,241	-	-	-	1,241
Share-based compensation	-	-	411	-	-	-	411
Foreign exchange translation	-	-	-	-	-	(2,248)	(2,248)
Net loss	-	-	-	-	(11,260)	-	(11,260)
Balance as of September 30, 2019	42,399,554	$4	$375,871	$(2,406)	$(184,153)	$4,703	$194,019

See Notes to Consolidated Financial Statements.

KLDiscovery Inc.

Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Operating activities
Net loss	$(40,151)	$(36,199)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	36,063	37,614
Non-cash interest	14,360	3,597
Stock-based compensation	2,552	1,900
Provision for losses on accounts receivable	3,059	1,846
Deferred income taxes (refunds)	418	(221)
Change in fair value of contingent consideration	80	-
Changes in operating assets and liabilities:
Accounts receivable	8,365	(13,780)
Prepaid expenses and other assets	(3,338)	(3,386)
Accounts payable and accrued expenses	4,734	(2,511)
Deferred revenue	(835)	(820)

Net cash provided by (used in) operating activities	25,307	(11,960)
Investing activities
Acquisitions, net of cash acquired	(3,124)	(650)
Purchases of property and equipment	(8,377)	(9,288)
Net cash used in investing activities	(11,501)	(9,938)
Financing activities
Revolving credit facility - draws	29,000	41,500
Revolving credit facility - repayments	(29,000)	(24,500)
Payments for capital lease obligations	(688)	(453)
Issuance of common stock	-	414
Payments on long-term debt	(12,750)	(12,750)
Net cash (used in) provided by financing activities	(13,438)	4,211
Effect of foreign exchange rates	63	(142)
Net increase (decrease) in cash	431	(17,829)
Cash at beginning of period	43,407	23,439
Cash at end of period	$43,838	$5,610
Supplemental disclosure:
Cash paid for interest	$24,857	$29,770
Income taxes (refunds) paid, net of refunds	$(311)	$325
Significant non-cash investing and financing activities
Purchases of property and equipment in accounts payable and accrued expenses on the consolidated balance sheets	$21	$222

See Notes to Consolidated Financial Statements.

KLDiscovery Inc.

Notes to Consolidated Financial Statements (Unaudited)

For the Three and Nine Months ended September 30, 2020 and 2019

Note 1 – Organization, business and summary of significant accounting policies

Organization

KLDiscovery Inc. (the “Company”) provides technology-based litigation support solutions and services including computer e-discovery, data hosting, and managed review, predominantly to top law firms, corporations and government agencies. The majority of the Company’s current business is derived from these services. The Company’s headquarters is located in McLean, Virginia and has 34 locations in 19 countries, 8 data centers and 19 data recovery labs around the globe.

The Company was originally incorporated under the name Pivotal Acquisition Corp.  (“Pivotal”) as a blank check company on August 2, 2018 under the laws of the State of Delaware for the purpose of entering into a merger, capital stock exchange, stock purchase, reorganization or similar business combination with one or more businesses or entities.

On December 19, 2019, Pivotal acquired the outstanding shares of LD Topco, Inc. via a reverse capitalization (the “Business Combination”) and was renamed KLDiscovery Inc.

Principles of consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of KLDiscovery and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.

The Business Combination was accounted for as a reverse recapitalization in accordance with Accounting Standard Codification (“ASC”) 805, Business Combinations. For accounting and financial reporting purposes, LD Topco, Inc. is considered the acquirer based on facts and circumstances, including the following:

•	LD Topco, Inc.’s operations comprise the ongoing operations of the combined entity;
•	The officers of the newly combined company consist of LD Topco, Inc.’s executives, including the Chief Executive Officer, Chief Financial Officer and General Counsel; and
•	The former shareholders of LD Topco, Inc. own a majority voting interest in the combined entity.

As a result of LD Topco, Inc. being the accounting acquirer, the financial reports filed with the Securities and Exchange Commission by the Company subsequent to the Business Combination are prepared “as if” LD Topco, Inc. is the predecessor and legal successor to the Company. The historical operations of LD Topco, Inc. are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of LD Topco, Inc. prior to the Business Combination; (ii) the combined results of the Company and LD Topco, Inc. following the Business Combination on December 19, 2019 (the “Closing Date”); (iii) the assets and liabilities of LD Topco, Inc. at their historical cost; and (iv) KLDiscovery Inc.’s equity structure for all periods presented. The recapitalization of the number of shares of common stock attributable to the purchase of LD Topco, Inc. in connection with the Business Combination is reflected retroactively to January 1, 2018 and will be utilized for calculating earnings per share in all prior periods presented. No step-up basis of intangible assets or goodwill was recorded in the Business Combination transaction consistent with the treatment of the transaction as a reverse capitalization of LD Topco, Inc.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Although actual results could differ from those estimates, management does not believe that such differences would be material.

Significant estimates include, but are not limited to, the allowance for doubtful accounts, determining the fair values of assets acquired and liabilities assumed, the recoverability and useful lives of property and equipment, intangible assets, and other long-lived assets, the impairment of goodwill, the valuation and realization of deferred income taxes, the fair value of the Company’s common stock and stock option awards, and acquisition-related contingent consideration.

Segments, concentration of credit risk and major customers

The Company operates in one business segment, providing technology-based litigation support solutions and services.

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with a banking institution where the balances, at times, exceed federally insured limits. Management believes the risks associated with these deposits are limited.

With respect to accounts receivable, the Company performs ongoing evaluations of its customers, generally grants uncollateralized credit terms to its customers, and maintains an allowance for doubtful accounts based on historical experience and management’s expectations of future losses. As of and for the three and nine months ended September 30, 2020 and 2019, the Company did not have a single customer that represented more than five percent (5%) of its consolidated revenues or accounts receivable. The Company believes that the geographic and industry diversity of the Company’s customer base throughout the U.S. and internationally minimizes the risk of incurring material losses due to concentrations of credit risk.

Foreign currency

Results of operations for the Company’s non-U.S. subsidiaries are translated from the designated functional currency to the reporting currency of the U.S. dollar. Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates. Resulting net translation adjustments are recorded as a component of stockholders’ equity in “Accumulated other comprehensive income” in the Company’s Condensed Consolidated Balance Sheets.

Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “Other expense” in the Company’s Consolidated Statements of Comprehensive Loss. Such transaction gains and losses may be realized or unrealized depending upon whether the transaction settled during the period or remains outstanding at the balance sheet date.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts receivable

Accounts receivable are recorded at original invoice amounts less an estimate for doubtful receivables based on a review of outstanding amounts monthly. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history. Accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received.

Computer software, property and equipment

Computer software, property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets:

Computer software and hardware	3 to 5 years
Leasehold improvements	Shorter of lease term or useful life
Furniture, fixtures and other equipment	3 to 5 years

Gains or losses on disposals are included in results of operations at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Costs for replacements and betterments are capitalized, while the costs of maintenance and repairs are expensed as incurred. Property under capital leases are depreciated using the straight-line method over the lease term.

Depreciation expense totaled $4.3 million and $4.5 million for the three months ended September 30, 2020 and 2019, respectively, and includes amortization of assets recorded under capital leases. Depreciation expense totaled $12.8 million and $13.8 million for the nine months ended September 30, 2020 and 2019, respectively.

Internal-use software development costs

The Company capitalizes certain internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditure will result in additional functionality. Capitalized software costs are depreciated over the estimated useful life of the underlying project on a straight-line basis. The Company’s estimated useful life of capitalized software costs varies between three and five years, depending on management’s expectation of the economic life of various software. Capitalized software depreciation costs are recorded as a component of cost of revenue.

Capitalized software costs are reflected as part of “Intangible assets, net” in the Company’s Consolidated Balance Sheets and totaled $17.6 million and $13.5 million, net of accumulated amortization, as of September 30, 2020 and December 31, 2019, respectively.

Goodwill

Goodwill represents the excess of the total consideration paid over identified intangible and tangible assets of the Company and its acquisitions. The Company tests its goodwill for impairment at the reporting unit level on an annual basis on October 1, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. As of the October 1 testing date, the Company determined there is one entity-wide reporting unit.

The Company considered COVID-19 as an indicator of impairment to the value of goodwill and intangible assets and performed a qualitative assessment. Management considered factors that could be affected by COVID-19 such as impact to stock price, consequences of “stay-at-home” orders, impacts to competitors due to COVID-19, changes in demand, and updates to the Company forecasts among other factors.  Management concluded that there was no impairment of goodwill and intangible assets during the nine months ended September 30, 2020.

Debt issuance costs

Debt issuance costs are stated at cost, net of accumulated amortization, and are amortized over the term of the debt using both the straight-line and the effective yield methods. U.S. GAAP requires that the effective yield method be used to amortize debt acquisition costs; however, if the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method, the straight-line method may be used. The amortization for funded term debt is calculated according to the effective yield method and revolving and unfunded term debt is calculated according to the straight-line method. Debt issuance costs related to funded term debt is presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. Debt issuance costs related to revolving and unfunded term debt is presented in “Other current assets” in the Company’s Consolidated Balance Sheets.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), effective January 1, 2019, utilizing the modified retrospective method. The Company’s adoption of ASC 606 did not result in material changes to the Company’s revenue recognition.

As an Emerging Growth Company, as defined in the Jumpstart Our Business Startups Act of 2012 (“the JOBS Act”), the JOBS Act allowed us to delay adoption of new or revised accounting pronouncements applicable to public companies until December 31, 2019, which is when such pronouncements are made applicable to private companies.  We elected to use this extended transition period and there were no material differences for revenue recognition between the three and nine months ended September 30, 2020 and September 30, 2019.

Revenues are recognized when the Company satisfies a performance obligation by transferring goods or services promised in a contract to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. Performance obligations in the Company’s contracts represent distinct or separate service streams that are provided to its customers.

The Company evaluates its revenue contracts with customers based on the five-step model under ASC 606: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied.

The following table summarizes revenue from contracts with customers for the three and nine months ended September 30, 2020 and September 30, 2019  (in thousands):

	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
eDiscovery services	$48,021	$52,910	$147,056	$161,075
Managed review	14,015	14,025	36,847	35,944
Legal technology services	62,036	66,935	183,903	197,019
Data recovery	10,265	11,234	31,050	34,508
Total revenue	$72,301	$78,169	$214,953	$231,527

Performance Obligations and Timing of Revenue Recognition

We primarily sell services and products that fall into the categories discussed below. Each category contains one or more performance obligations that are either (1) capable of being distinct (i.e., the customer can benefit from the product or service on its own or together with readily available resources, including those purchased separately from us) and distinct within the context of the contract (i.e., separately identified from other promises in the contract) or (2) a series of distinct products or services that are substantially the same and have the same pattern of transfer to the customer.

(1)	eDiscovery services, which provides end-to-end eDiscovery services support including collections, processing, analytics, hosting, production and professional services;
(2)	Managed review services which provides the staffing necessary to review large complex data sets; and
(3)	Data recovery, which offers data restoration, data erasure and data management.

We generate the majority of our revenues by providing Legal Technology services to our clients.  All of our eDiscovery service contracts are time and materials types of arrangements.

Time and materials arrangements are based on units of data stored or processed. Unit-based revenues are recognized as services are provided, based on either the amount of data stored or processed, the number of concurrent users accessing the information or the number of pages or images processed for a client, at agreed upon per unit rates. We recognize revenues for these arrangements utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date.

Certain of our eDiscovery contracts are subscription-based, fixed fee arrangements, which have tiered pricing based on the quantity of data hosted. For a fixed monthly fee, our clients receive a variety of optional eDiscovery services, which are included in addition to the data hosting. We recognize revenues for these arrangements based on predetermined monthly fees as determined in our contractual agreements, utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date.

Managed review services are time and materials types of arrangements. These agreements require the client to pay us based on the number of hours worked at contractually agreed-upon rates. We recognize revenues for these arrangements based on hours incurred and contracted rates utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date.

Data recovery services are mainly fixed fee arrangements requiring the client to pay a pre-established fee in exchange for the successful completion of a data recovery on a predetermined device. For the recovery services performed by the Company’s technicians, the revenue is recognized at a point in time, when the recovered data is sent to the customer.

Data erasure services are fixed fee arrangements for which revenue is recognized at a point in time, when the certificate of erasure is sent to the customer.

Ontrack PowerControls offers term license subscriptions for customers with on-premises installations of the software pursuant to contracts that are historically one to four years in length. The term license subscriptions include maintenance, support, as well as access to future software upgrades and fixes.  The license and the additional support services are deemed to be one performance obligation, and thus revenue for these arrangements is recognized ratably over the term of the agreement.

Net loss per common share

Basic net loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents, including stock options and restricted shares. Common stock and common stock equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and release of restricted shares, except when the effect of their inclusion would be antidilutive.

On December 19, 2019, the Company completed a reverse merger with Pivotal Acquisition Corp. whereby the Company received 34,800,000 shares for its outstanding 3,707,564 shares, effecting a 1-to-9.3862 stock exchange. The per share amounts have been updated to show the effect of the exchange on earnings per share as if the exchange occurred at the beginning of both years for the quarterly financial statements of the Company. The impact of the stock exchange is also shown on the Company’s Statements of Stockholders’ Equity.

Accounting standards not yet adopted

In connection with the transaction with Pivotal, as discussed in more detail in “Note 2, Acquisitions,” the Company elected to be an Emerging Growth Company under the JOBS Act and take advantage of the extended transition period of delaying the adoption of new or revised accounting standards until such time as those standards apply to private companies. This may make the comparison of the Company’s consolidated financial statements to other public companies not meaningful due to the differences in accounting standards being applied.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset, representing their right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. This standard is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and the Company is currently evaluating the impact that Topic 842 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance is intended to introduce a revised approach to the recognition and measurement of credit losses, emphasizing an updated model based on expected losses rather than incurred losses. The Company is required to adopt Topic 326 effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and the Company is currently evaluating the impact that Topic 326 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles for income taxes. The new standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption, including the adoption in any interim period, is permitted for all entities. The Company is currently evaluating the potential impact of adoption of the pronouncement on its consolidated financial statements but does not expect the impact to be material.

Note 2 – Acquisitions

Pivotal Acquisition Corp.

On December 19, 2019, Pivotal, the legal predecessor company, consummated the Business Combination with LD Topco, Inc. The stockholders of LD Topco, Inc. received an aggregate of 34,800,000 shares of Pivotal common stock. The former stockholders of LD Topco, Inc. also have the right to receive up to 2,200,000 shares of the Company’s common stock if (i) a change in control occurs or (ii) the reported closing sale price of the Company’s common stock exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any 20 consecutive trading days during the five-year period following the closing of the Business Combination.  The Company also assumed 29,350,000 warrants, each of which entitles the holder to purchase shares of the Company’s common stock beginning on February 4, 2020 at an exercise price of $11.50 per share as part of the Business Combination.

As part of the Business Combination, on December 19, 2019, the Company issued $200 million aggregate principal amount of 8% convertible debentures (“Debentures”) due in 2024. The proceeds of the Debentures were used in part to repay LD Topco, Inc.’s outstanding Second Lien Facility (as defined below) and amounts outstanding under its Revolving Credit Facility (as defined below).

Note 3 – Fair value measurements

The Company accounts for recurring and non-recurring fair value measurements in accordance with ASC 820, Fair Value Measurements (“ASC 820”). ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value, and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1 – Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

Level 2 – Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.

Level 3 – Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity – e.g., determining an appropriate adjustment to a discount factor for illiquidity associated with a given security.

The Company evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. This determination requires significant judgments to be made by the Company.

The Company believes that the fair values of its current assets and current liabilities (cash, accounts receivable, accounts payable, and other current liabilities) approximate their reported carrying amounts.

The Company estimates the fair value of contingent purchase consideration based on the present value of the consideration expected to be paid during the remainder of the earn-out period, based on management’s assessment of the acquired operations’ forecasted earnings. This fair value measure is based on significant inputs not observed in the market and thus represents a Level 3 measurement.  During 2019, the Company acquired three companies for total consideration of $5.5 million, of which $2.0 million was in cash, $1.5 million was in deferred payments which were subsequently paid, $1.2 million was in stock and contingent consideration ($1.0 million which was recorded at its estimated fair value of $0.8 million).  The fair value of future expected acquisition-related contingent consideration obligations was $0.9 million and $0.8 million at September 30, 2020 and December 31, 2019, respectively.

The significant unobservable inputs used in the fair value measurements of the Company’s contingent purchase consideration include its measures of the future profitability and related cash flows of the acquired business or assets, impacted by appropriate discount rates. Significant increases (decreases) in any of these individual inputs would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumptions used for the discount rates is indirectly proportional to the fair value of contingent purchase consideration and a change in the assumptions used for the future cash flows is directly proportional to the fair value of contingent purchase consideration. The Company, using additional information as it becomes available, reassesses the fair value of the contingent purchase consideration on a quarterly basis.

Any change in the fair value of contingent consideration liability results in a remeasurement gain or loss that is recorded as income or expense in the Company’s Consolidated Statements of Comprehensive Loss.

The following table provides a reconciliation of liabilities measured at fair value using significant unobservable inputs (Level 3) for the periods ended September 30, 2020 and December 31, 2019 (in thousands):

Balance at December 31, 2018	$-
Contingent consideration	774
Change in fair value of contingent consideration	48
Balance at December 31, 2019	$822

Payment of contingent consideration	-
Change in fair value of contingent consideration	80
Balance at September 30, 2020	$902

Management estimates that the carrying amount of the Company’s long-term debt approximates its fair value because the interest rates on these instruments are subject to changes in market interest rates or are consistent with prevailing interest rates.

Note 4 – Leasing arrangements

The Company leases office space and certain equipment under operating and capital lease agreements, expiring in various years through 2027. Certain leases contain annual rent escalation clauses.

Rent expense totaled $3.4 million and $3.7 million for the three months ended September 30, 2020 and 2019, respectively. Rent expense totaled $11.0 million and $11.2 million for the nine months ended September 30, 2020 and 2019, respectively.

As part of an effort to optimize the Company’s real estate footprint, during the three months ended September 30, 2020 the Company recorded $1.2 million in lease termination related expenses which were included in cost of goods sold and operating expenses in our consolidated statements of comprehensive loss.

For years subsequent to September 30, 2020, future minimum payments for all operating and capital lease obligations that have initial non-cancelable lease terms exceeding one year, net of rental income from subleases are as follows (in thousands):

December 31,	Capital Leases	Operating Leases
2020 (3 months)	$886	$2,384
2021	1,586	9,209
2022	1,346	8,277
2023	721	7,736
2024	-	6,597
Thereafter	-	13,103
Total	$4,539	$47,306
Less interest on lease obligations	(464)
	4,075
Less current portion	(886)
Non-current portion	$3,189

Note 5 – Long term debt

The table below summarizes the components of the Company’s long-term debt (in thousands):

	September 30, 2020	December 31, 2019
First lien facility due 2022	$293,250	$306,000
Convertible debenture notes due 2024	206,423	200,000
Total debt	499,673	506,000
Less: unamortized original issue discount	(17,109)	(19,806)
Less: unamortized debt issuance costs	(4,295)	(5,573)
Total debt, net	478,269	480,621

Current portion of debt	17,000	17,000
Less: current portion of unamortized original issue discount	(4,170)	(3,687)
Less: current portion of unamortized debt issuance costs	(1,724)	(1,624)
Total current portion of debt, net	11,106	11,689
Total long term debt, net	$467,163	$468,932

2016 Credit Agreement

On December 9, 2016, certain subsidiaries of the Company entered into a credit agreement (as amended or supplemented to date, the “2016 Credit Agreement”) with a group of lenders to establish term loan facilities and a revolving line of credit for borrowings by LD Intermediate, Inc. and LD Lower Holdings, Inc. (the “Initial Term Loans”). The Initial Term Loan borrowings of $340.0 million (“First Lien Facility”) and $125.0 million (“Second Lien Facility”) were to mature on December 9, 2022 and December 9, 2023, respectively. The Second Lien Facility was repaid on December 19, 2019 in connection with the consummation of the Business Combination.

The First Lien Facility established a term loan principal payment schedule with payments due on the last day of each calendar quarter beginning on March 31, 2017 of $2.1 million. Quarterly principal payments increased to $4.3 million beginning on March 31, 2019 with a balloon payment of $259.3 million due at maturity. The interest rate for the First Lien Facility adjusts every interest rate period, which can be one, two, three or six months in duration and is decided by the Company, or to the extent consented to by all Appropriate Lenders (as defined in the 2016 Credit Agreement), 12 months thereafter. Interest payment dates include the last day of each interest period and any maturity dates of the First Lien Facility; however, if any interest period exceeds three months, the respective dates that fall every three months after the beginning of an interest period is also an interest payment date. For each interest period, the interest rate per annum is 5.875% plus the Adjusted Eurocurrency Rate which is defined as an amount equal to the Statutory Reserve Rate (as defined in the 2016 Credit Agreement) multiplied by the greatest of a) LIBOR, b) 0.00% per annum and c) solely with respect to the Initial Term Loans, 1.00% per annum. At September 30, 2020, the balance due was $293.3 million with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 1.000%.  At December 31, 2019, the balance due was $306.0 million with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 2.61463%.

The First Lien Facility is secured by substantially all the Company’s assets and contains financial covenants. As of September 30, 2020 and December 31, 2019, the Company was in compliance with all covenants.

The 2016 Credit Agreement includes a mandatory prepayment within 10 days after delivery of the annual audited financial statements commencing with the year ending December 31, 2016, in an amount equal to the Excess Cash Flow Percentage of Excess Cash Flow for such Fiscal Year, as defined in the 2016 Credit Agreement. There were no mandatory prepayments with respect to the nine months ended September 30, 2020 and 2019.

Revolving Credit Facility

The 2016 Credit Agreement also provides for an unfunded revolver commitment for borrowing up to $30.0 million, maturing December 9, 2021 (the “Revolving Credit Facility”). Borrowings under the Revolving Credit Facility may be limited by certain financial covenants of the 2016 Credit Agreement including the First Lien Net Leverage Ratio.

The Company may draw up to $30.0 million, on a term loan basis, with an adjustable interest rate of 5.375%, 5.625%, or 5.875% based on the First Lien Net Leverage Ratio plus an amount equal to the LIBOR. As of September 30, 2020 and December 31, 2019, the balance was zero under the Revolving Credit Facility.

As of September 30, 2020, there was $29.2 million available capacity for borrowing under the revolving loan commitment due to the $0.8 million of letters of credit outstanding (See Note 9 – Commitments and contingencies)

Convertible Debentures

On December 19, 2019, the Company issued the Debentures in an aggregate principal amount of $200 million. The proceeds of the Debentures were used in part to repay the Company’s outstanding Second Lien Facility and amounts then outstanding under the Revolving Credit Facility.  At September 30, 2020, the balance due under the Convertible Debentures was $206.4 million. At December 31, 2019, the balance due under the Convertible Debentures was $200.0 million.

The Debentures mature on December 19, 2024 unless earlier converted, redeemed or repurchased, and bear interest at an annual rate of 4.00% in cash, payable quarterly, and 4.00% in kind, accrued quarterly, on the last business day of March, June, September and December. In addition, on each anniversary of the Closing Date, the Company will add to the principal amount (subject to reduction for any principal amount repaid) of the Debentures an amount equal to 3.00% of the original aggregate principal amount of the Debentures outstanding. The additional payment will accrue from the last payment date for the additional payment (or the Closing Date if no prior payment has been made), and will also be payable at maturity, upon conversion and upon an optional redemption.

At any time, upon notice as set forth in the Debentures, the Debentures are redeemable at the Company’s option, in whole or in part, at a price equal to 100% of the principal amount of the Debentures redeemed, plus accrued and unpaid interest thereon.

Subject to approval to allow for the full conversion of the Debentures into common stock, the Debentures are convertible into shares of the Company’s common stock at the option of the Debenture holders at any time and from time to time at a price of $18 per share, subject to certain adjustments. However, in the event the Company elects to redeem any Debentures, the holders have a right to purchase common stock from the Company in an amount equal to the amount redeemed at the conversion price.

The Debentures contain covenants that limit the Company’s ability to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) engage in certain transactions with affiliates; or (iv) designate the Company’s subsidiaries as unrestricted subsidiaries. The Debentures provide for customary events of default, including non-payment, failure to comply with covenants or other agreements in the Debentures and certain events of bankruptcy or insolvency. If an event of default occurs and continues, the holders of at least 25% in aggregate principal amount of the outstanding Debentures may declare the entire principal amount of all the Debentures to be due and payable immediately. As of September 30, 2020, the Company was in compliance with all covenants.

Note 6 – Equity incentive plan

On December 19, 2019, the Company adopted the 2019 Incentive Award Plan (the “2019 Plan”) under which eligible employees, officers, directors and consultants of the Company may be granted incentive or non-qualified stock options, restricted stock, restricted stock units, or other stock-based awards, including shares of common stock. The Compensation Committee did not increase the share reserve under the 2019 Plan in 2020. As of September 30, 2020, 7,500,000 shares of common stock, $0.0001 par value per share (the “Common Stock”) were reserved under the 2019 Plan, of which 1,767,156 shares of Common Stock remained available for issuance.

On March 29, 2016, the Company adopted the 2016 Equity Incentive Plan (as amended, the “2016 Plan”) under which eligible employees, officers, directors and consultants of the Company may be granted incentive or non-qualified stock options, restricted stock, restricted stock units, or other stock-based awards, including shares of common stock. The 2016 Plan was terminated on December 19, 2019 and all outstanding awards were cancelled for no consideration.

Stock option activity

The following table summarizes the Company’s stock option activity under the 2019 Plan:

Description	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
Options Outstanding, December 31, 2019	514,710	$9.90	10.0	$-
Granted	4,137,750	8.49
Forfeited	(248,101)	9.08
Expired	-
Options Outstanding, September 30, 2020	4,404,359	$8.46	9.3	$-
Options Exercisable, September 30, 2020	-	$-	-	$-

(1)

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying Common Stock (as defined below) and the exercise price of outstanding, in-the-money options. There were no in-the-money options as of September 30, 2020 or December 31, 2019.

No stock options were exercised during the nine months ended September 30, 2020 and 2019 under the 2019 Plan or the 2016 Plan.

The following table summarizes additional information on stock option grants and vesting (in thousands):

	2016 Plan		2019 Plan
	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Total fair value of stock options granted	$-	$2,492	$9,241	$-
Total fair value of options vested	-	1,439	-	-

Time-based vesting stock options

Under the 2016 Plan, time-based vesting stock options vested over a five-year period, subject to graded vesting schedules, and expired 10 years from the date of grant or within 90 days of termination. The weighted-average fair value per share of time-based vesting stock options granted by us was $37.16 during the nine months ended September 30, 2019.

Under the 2016 Plan, for the three months ended September 30, 2020 and 2019, the Company recognized $0.0 million and $0.4 million of stock-based compensation expense in connection with time-based stock options, respectively. Under the 2016 Plan, for the nine months ended September 30, 2020 and 2019, the Company recognized $0.0 million and $1.9 million of stock-based compensation expense in connection with time-based stock options, respectively. As of September 30, 2020, there was no unrecognized stock-based compensation expense as the 2016 Plan was terminated during 2019 and all options were forfeited.

Under the 2019 Plan, time-based vesting stock options generally vest over a three-year period and expire not more than 10 years from the date of grant. The weighted-average fair value per share of time-based vesting stock options granted by us was $2.19, during the nine months ended September 30, 2020.

Under the 2019 Plan, for the three months ended September 30, 2020, the Company recognized $0.9 million of stock-based compensation expense in connection with time-based stock options. Under the 2019 Plan, for the nine months ended September 30, 2020, the Company recognized $2.5 million of stock-based compensation expense in connection with time-based stock options. As of September 30, 2020, there was $7.2 million of unrecognized stock-based compensation expense related to unvested time-based stock options that is expected to be recognized over a weighted-average period of 2.3 years.

Performance-based vesting stock options

Performance-based vesting stock options generally vested upon the satisfaction of performance- and market-based criteria, based on the Principal Stockholders’ (as defined in the 2016 Plan) internal rate of return on their investment in the Company as measured following their sale of at least 70% of the Principal Stockholders total holdings in the Company, and expired 10 years from the date of grant. The weighted-average fair value per share of performance-based vesting stock options granted by us was $0 and $37.16 during the nine months ended September 30, 2020 and 2019, respectively. As of September 30, 2020, there were no stock options with performance-based vesting outstanding, as the 2016 Plan was terminated and all options were forfeited.

Award Valuation

The Company used valuation models to value both time and performance-based vesting stock options granted during the nine months ended September 30, 2020 and 2019. The following table summarizes the assumptions used in the valuation models to determine the fair value of awards granted to employees and non-employees under both the 2019 Plan and the 2016 Plan:

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Expected volatility	37.63% - 41.24%	36.92%
Expected term (in years)	6.0	6.5
Dividend yield	0.00%	0.00%
Risk free interest rate	1.43% - 0.30%	2.42%

A discussion of management’s methodology for developing each of the assumptions used in the valuation model follows

•

Expected volatility – Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses an estimated volatility based on the historical and implied volatilities of comparable companies.

•

Expected term – This is the period that the options granted are expected to remain unexercised. For options granted during the three and nine months ended September 30, 2020 and 2019, the Company derived the expected life of the option based on the average midpoint between vesting and the contractual term as there is little exercise history.

•	Dividend yield – The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.
•	Risk-free interest rate – This is the U.S. Treasury rate for securities with similar terms that most closely resembles the expected life of the option.

Stock-based award activity

During the nine months ended September 30, 2020, the Company granted to certain non-employee directors 136,956 restricted stock units (“RSUs”) for their initial appointment to the Company’s board of directors (the “Board”) and for continued service, which awards are subject to a three or one-year vesting period. Accordingly, the Company will recognize the grant-date fair value of the stock awards, ratably over the vesting period. During the three and nine months ended September 30, 2020, the Company recognized $0.2 million as stock-based compensation expense related to this grant.

During the nine months ended September 30, 2019, the Company granted to certain non-employee directors 7,223 stock awards. These stock awards were issued to non-employee directors in satisfaction of their annual retainer payments and are not subject to any vesting conditions, and thus became issued and outstanding shares on the grant date. Accordingly, the Company recognized the grant-date fair value of the stock awards of $0.7 million as stock-based compensation expense concurrent with the grant date of the awards during the three and nine months ended September 30, 2019.

Stock-based compensation expense

Stock-based compensation expense is included in the Company’s Consolidated Statements of Comprehensive Loss within the following line items (in thousands):

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Cost of revenues	$339	$144	$1,020	$442
General and administrative	350	127	841	1,045
Research and development	65	24	205	67
Sales and marketing	159	116	486	346
Total	$913	$411	$2,552	$1,900

Restricted stock units

The Company granted RSUs to certain employees which are subject to certain vesting criteria.  The RSUs become eligible to begin vesting upon a liquidity event (as defined in the award agreements governing the RSUs). The amount and timing of the vesting of the RSUs is dependent on the type and timing of the liquidity event as it relates to the Business Combination date of December 19, 2019.  Generally, a portion of the RSUs will first vest upon the occurrence of the liquidity event and the remainder will vest in installments thereafter, provided that if the liquidity event occurs after the third anniversary of the Business Combination, all RSUs will vest immediately upon the liquidity event. The vesting of the RSUs is generally subject to continued employment.

RSU activity

The following table summarizes the Company’s RSU activity under the 2019 Plan:

Description	RSUs Outstanding

Balance at December 31, 2019	-
Granted	1,402,312
Forfeited	(73,827)
Expired	-
Balance at September 30, 2020	1,328,485

The Company determined that the achievement of the liquidity event was not probable and therefore no expense was recorded during the three or nine months ended September 30, 2020.

Note 7 – Equity

The Company is authorized to issue up to 200,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, $0.0001 par value per share. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. The holders of the Common Stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the Board may from time to time determine. In the event of any liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed ratably among the holders of the then outstanding Common Stock.

Warrants

On December 19, 2019, in connection with the consummation of the Business Combination, the Company assumed (i) 23,000,000 warrants (the “Public Warrants”), (ii) 4,585,281 warrants (the “Private Warrants”) and (iii) 1,764,719 warrants (the “Debenture Holder Warrants” and together with the Public Warrants and the Private Warrants, the “Warrants”). These Warrants qualified for equity accounting as the Warrants did not fall within the scope of ASC Topic 480, Distinguishing Liabilities from Equity. The Warrants were measured at fair value at the time of issuance and classified as equity.

Each Warrant entitles the holder to purchase one share of Common Stock for $11.50 per share. If held by the initial purchaser of the Private Warrant or certain permitted transferees, the purchase can occur on a cashless basis. The Warrants will expire on December 19, 2024 or earlier upon redemption or liquidation.

If the reported last sale price of the Company’s Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the Warrant holders, the Company may redeem all the Public Warrants at a price of $0.01 per Warrant upon not less than 30 days’ prior written notice.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. The Warrants will not be adjusted for issuance of Common Stock at a price below its exercise price. The Company will not be required to net cash settle the Warrants.

The Private Warrants are identical to the Public Warrants except that the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Shares Subject to Forfeiture

On December 19, 2019, in connection with the consummation of the Business Combination, 550,000 shares of Common Stock held by Pivotal Acquisition Holdings LLC were subjected to an additional lockup that will be released only if the last reported sale price of the Common Stock equals or exceeds $15.00 for a period of 20 consecutive trading days during the five-year period following the Closing Date. If the last reported sale price of Common Stock does not equal or exceed $15.00 within five years from the Closing Date, such shares of Common Stock will be forfeited to the Company for no consideration. These shares are reported as outstanding in our financial statements.

Note 8 – Income taxes

A valuation allowance has been established against our net U.S. federal and state deferred tax assets, including net operating loss (“NOL”) carryforwards. As a result, our income tax position is primarily related to foreign tax activity and U.S. deferred taxes for tax deductible goodwill and other indefinite-lived liabilities. During the three months ended September 30, 2020 and 2019, the Company recorded an income tax provision of $0.4 million and $0.1 million, respectively, resulting in an effective tax rate of (3.3)% and (0.6)%, respectively. During the nine months ended September 30, 2020 and 2019, the Company recorded an income tax provision of $1.0 million and $0.4 million, respectively, resulting in an effective tax rate of (2.6)% and (1.1)%, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences and the valuation allowance against our domestic deferred tax assets.

Note 9 – Commitments and contingencies

The Company is involved in various legal proceedings, which may arise occasionally in the normal course of business. While the ultimate results of such matters generally cannot be predicted with certainty, management does not expect such matters to have a material effect on the financial position and results of operations as of September 30, 2020.

The Company has four letters of credit totaling $0.8 million as additional security for lease guarantees related to four leased properties.

Risks and Uncertainties

Impacts of COVID-19 pandemic on KLDiscovery’s Business

The potential impacts of the ongoing COVID-19 pandemic on the Company’s business are currently not estimable or determinable.  The Company has made modifications to employee travel, employee work locations, and cancellation of certain events, among other modifications. During 2020, the Company implemented a salary exchange program pursuant to which certain employees have taken a temporary reduction in salary through December 31, 2020 that ranges from 2% to 20% in exchange for receiving 417,673 stock options and 211,207 RSUs to purchase shares of Common Stock in future periods. The Company also initiated limited furloughs for certain employees. The Company will continue to actively monitor the situation and may take further actions that alter its business operations as may be required by federal, state or local authorities or that it determines is in the best interests of its employees, customers, partners, suppliers and stockholders.  It is not clear what the potential effects any such alterations or modifications may have on the Company’s business, including the effects on its customers and prospects, or on its financial results for the remainder of fiscal year 2020.

On March 27, 2020, the President signed into U.S. federal law the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which is aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. In particular, under the CARES Act, (i) for taxable years beginning before 2021, NOL carryforwards and carrybacks may offset 100% of taxable income, (ii) NOLs arising in 2018, 2019, and 2020 taxable years may be carried back to each of the preceding five years to generate a refund and (iii) for taxable years beginning in 2019 and 2020, the base for interest deductibility is increased from 30% to 50% of taxable income. As permitted under the CARES Act, we are deferring payroll taxes due in 2020 to 2021 and 2022. We continue to analyze other aspects of the CARES act as well as similar tax legislation in other countries we operate but do not believe they will have a meaningful impact to our results.

Note 10 – Related parties

On December 22, 2015, the Company entered into a consulting agreement with Carlyle Investment Management, LLC, an affiliate of The Carlyle Group, Inc., for advisory, consulting and other services in relation to the strategic and financial management of the Company. For the nine months ended September 30, 2019, the Company recognized $0.8 million in management consulting fees, reflected within “General and administrative expenses” in the accompanying consolidated Statements of Comprehensive Loss. The consulting agreement was terminated on December 19, 2019.

In connection with the Business Combination, the Company assumed Debentures of which $103.2 million are owed to affiliates of MGG Investment Group, an affiliate of Kevin Griffin, a director of the Company as of September 30, 2020. For the three months ended September 30, 2020 and 2019, the Company recognized $3.1 million and $0 million in interest expense, respectively, related to the Debentures. For the nine months ended September 30, 2020 and 2019, the Company recognized $9.0 million and $0 million in interest expense, respectively, related to the Debentures.

Note 11 – Subsequent events

The Company has evaluated subsequent events through the dates on which this Quarterly Report on Form 10-Q was filed, the date on which these financial statements were issued, and identified no additional items for disclosure.

Item 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

We believe that this Quarterly Report on Form 10-Q contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Report, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When we discuss our strategies or plans, we are making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, our management. The forward-looking statements contained in this Report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (our “Annual Report”). These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic and its potential impact on our business and the global economy. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Throughout this section, unless otherwise noted “we,” “us,” “our,” “Company,” “KLDiscovery,” “KLD,” “KLDiscovery Inc.” or “LD Topco, Inc.” refer to KLDiscovery Inc. and its consolidated subsidiaries. As a result of the Business Combination, (i) KLDiscovery Inc.’s consolidated financial results for periods prior to December 19, 2019 reflect the financial results of LD Topco, Inc. and its consolidated subsidiaries, as the accounting predecessor to KLDiscovery Inc., and (ii) for periods from and after this date, KLDiscovery Inc.’s financial results reflect those of KLDiscovery Inc. and its consolidated subsidiaries (including LD Topco, Inc. and its subsidiaries) as the successor following the Business Combination. The following overview provides a summary of the sections included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations:

•	Executive Summary — a general description of our business and key highlights for the three and nine months ended September 30, 2020.

•	Results of Operations — an analysis of our results of operations in our condensed consolidated financial statements.

•	Liquidity and Capital Resources — an analysis of our cash flows, sources and uses of cash, commitments and contingencies and quantitative and qualitative disclosures about market risk.

•	Critical Accounting Policies and Estimates — a discussion of critical accounting policies requiring judgments and estimates.

Executive Summary

We are one of the leading eDiscovery providers and the leading data recovery services provider to corporations, law firms, government agencies and individual consumers. We provide technology-enabled services and software to help law firms, corporations, government agencies and consumers solve complex data challenges. We have broad geographical coverage in the eDiscovery and data recovery industries with 34 locations in 19 countries, 8 data centers and 19 data recovery labs around the globe. Our legal technology services cover both eDiscovery and information governance services to support the litigation, regulatory compliance, and internal investigation needs of our clients. We offer data collection and forensic investigation, early case assessment, electronic discovery and data processing, application software, data hosting, and managed review services. In addition, through our global Ontrack Data

Recovery name, we deliver world-class data recovery, email extraction and restoration, data destruction and tape management services.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Data proliferation is contributing to growth in the eDiscovery and information governance market. Data is growing at an exponential rate due to several factors, including the adoption of mobile devices, accessibility of hosted systems and increased reliance on electronic data storage. We are well positioned to gain market share from the growth of electronically stored information given our prior and continued investment in our infrastructure and proprietary technologies that allows us to efficiently identify, preserve, collect, process, review and host complex data sets. We will continue to develop and enhance our technology which will position us to continue to evolve as the market changes.

The eDiscovery and information governance market is highly fragmented and price competitive. While many of our competitors rely on third party software tools to provide their services, we offer our services utilizing our own end-to-end proprietary tools as well as third party platforms. Because we can provide service offerings utilizing proprietary technology, we have more flexibility in pricing, and we are not hindered by third party licensing software expenses. As such, our proprietary tools allow us to be less impacted by significant price compression than our competitors.

Historically, on-premise tools have been the dominant deployment solution. However, recently the market has shifted to cloud-based solutions and this shift could result in increased revenue for us as we offer our own proprietary cloud-based solutions.

We classify our legal technology revenue as follows:

•

Collections and Processing Services: We have remote and onsite collection services. Our proprietary workflows and tools allow us to ingest, extract native file metadata and index in a normalized format. We have near duplication tools to quickly discard duplicative or irrelevant data, significantly minimizing the data that needs to be reviewed. Our analytics include predictive coding which allows us to automatically classify millions of documents in a matter of hours. We offer email threading that looks at relationships between email messages to identify the most content inclusive messages to avoid redundant review and we have language identification that can automatically identify the primary language in all documents in the data set. The collection of data is billed either by the unit or hour and the data that is processed and produced is billed by gigabyte, page or by file.

•

Forensics and Consulting Services: We provide the expertise and tools needed to extract and analyze digital evidence to support a client’s legal matter. Our forensics experts help extract critical evidence, recover any data that individuals may have sought to erase or hide, retrieve key data buried in documents and organize data contained in multiple information sources to give our clients the insight and knowledge they need. Our forensics and consulting services are billed by either hour or unit.

•	Professional Services: We manage complex eDiscovery matters and partner with our clients to assist through the lifecycle of a case. Our professional services are billed on an hourly basis.
•

Managed Review Services: We use our extensive eDiscovery project management experience, technological excellence and global presence to provide clients with a secure, seamless and cost-effective managed review solution. We assemble review teams of experienced legal professionals for any type of case. Each team member is a qualified attorney who has passed a selective screening process and has received training from a KLDiscovery review manager to ensure the most efficient and defensible review of a client’s documents. Document review managers have extensive project management experience to oversee the entire review process and work with the client’s legal team as an integrated partner. Our industry experts have developed advanced managed review processes and tools and deliver services in state-of-the-art facilities, handle subject matter versatility, are platform agnostic, possess expert working knowledge of predictive coding and technology assisted review workflows, have multilingual capabilities and focus on quality. Our managed review services are billed on an hourly basis.

•

Hosting: We have flexible technology options and platforms to host our clients’ data for the life of the matter. We offer secure data centers around the globe to support data across jurisdictions and privacy laws. Hosting is billed by gigabyte.

•

Subscription: We offer subscription pricing options to provide cost predictability over time. Subscriptions cover a range of our services and are typically a fixed fee billed monthly for contract terms averaging 1 to 3 years.

We classify our data recovery revenue as follows:

•

Data Recovery Services: We recover lost data from devices that store digital information, including data centers, cloud, business servers, workstations, laptops and mobile devices. Pricing is per device.

•

PowerControls and Data Recovery Software: We enable search and recovery of data from database files and physically sound devices. Pricing is typically an annual or multi-year agreement at a fixed price.

For the three months ended September 30, 2020 and 2019, our legal technology revenue was $62.0 million and $66.9 million, respectively, and our data recovery revenue was $10.3 million and $11.2 million, respectively. For the nine months ended September 30, 2020 and 2019, our legal technology revenue was $183.9 million and $197.0 million, respectively, and our data recovery revenue was $31.1 million and $34.5 million, respectively. Additionally, we have longstanding relationships with our clients and for the three and nine months ended September 30, 2020 and 2019, no single client accounted for more than 5% of our revenues.

Non-U.S. GAAP Financial Measures

We prepare audited financial statements in accordance with U.S. GAAP. We also disclose and discuss other non-U.S. GAAP financial measures such as EBITDA and adjusted EBITDA. We believe that these measures are relevant and provide useful supplemental information to investors by providing a baseline for evaluation and comparing our operating performance against that of other companies in our industry.

The non-U.S. GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies and in the future, we may disclose different non-U.S. GAAP financial measures in order to help our investors meaningfully evaluate and compare our results of operations to our previously reported results of operations or to those of other companies in our industry. We believe these non-U.S. GAAP financial measures reflect our ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, management fees and equity compensation, acquisition and transaction costs, restructuring costs, systems establishment and costs associated with strategic initiatives which are incurred outside the ordinary course of our business, provides information about our cost structure and helps us to track our operating progress. We encourage investors and potential investors to carefully review the U.S. GAAP financial information and compare them with our EBITDA and adjusted EBITDA.

Adjusted EBITDA

We define EBITDA as net income (loss) plus interest (income) expense, income tax expense (benefit), depreciation and amortization. We view adjusted EBITDA as our operating performance measure and as such, we believe that the most directly comparable U.S. GAAP financial measure is net loss. In calculating adjusted EBITDA, we exclude from net loss certain items that we believe are not reflective of our ongoing business and exclusion of these items allows us to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions:

•

Acquisition, financing and transaction costs generally represented by non-ordinary course earn-out valuation changes, rating agency fees, letter of credit and revolving facility fees, as well as professional service fees and direct expenses related to acquisitions. Because we do not acquire businesses on a predictable cycle, we do not consider the amount of acquisition- and integration-related costs to be a representative component of the day-to-day operating performance of our business.

•

Strategic initiatives expenses relate to costs resulting from pursuing strategic business opportunities. We do not consider the amounts to be representative of the day-to-day operating performance of our business.

•

Management fees, stock compensation and other primarily represents consulting fees and portions of compensation paid to our employees and executives through stock-based instruments. Determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expenses recorded may not align with the actual value realized upon the future exercise or termination of the related stock-based awards. Therefore, we believe it is useful to exclude stock-based compensation to better understand the long-term performance of our core business.

•

Restructuring costs generally represent non-ordinary course costs incurred in connection with a change in a contract or a change in the makeup of our personnel often related to an acquisition. We do not consider the amount of restructuring costs to be a representative component of the day-to-day operating performance of our business.

•

Systems establishment costs relate to non-ordinary course expenses incurred to develop our IT infrastructure, including system automation and enterprise resource planning system implementation. We do not consider the amount to be representative of a component of the day-to-day operating performance of our business.

Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by any of these adjustments, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, adjusted EBITDA should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations.

The use of adjusted EBITDA instead of U.S. GAAP measures has limitations as an analytical tool, and adjusted EBITDA should not be considered in isolation, or as a substitute for analysis of our results of operations and operating cash flows as reported under U.S. GAAP. For example, adjusted EBITDA does not reflect:

•	our cash expenditures or future requirements for capital expenditures;
•	changes in, or cash requirements for, our working capital needs;
•	interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
•	any cash income taxes that we may be required to pay;
•	any cash requirements for replacements of assets that are depreciated or amortized over their estimated useful lives and may have to be replaced in the future; or
•	all non-cash income or expense items that are reflected in our statements of cash flows.

RESULTS OF OPERATIONS

Impacts of the COVID-19 pandemic on the Company’s Business

The potential impacts of the ongoing COVID-19 pandemic on our business are currently not estimable or determinable.  We are conducting business as usual with some modifications to employee travel, employee work locations, and cancellation of certain events, among other modifications. We have implemented a salary exchange program pursuant to which certain employees have taken a temporary reduction in salary through December 31, 2020 that ranges from 2% to 20% in exchange for receiving additional stock options and RSUs. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities or that we determine is in the best interests of our employees, customers, partners, suppliers and stockholders.  It is not clear what the potential effects of any such alterations or modifications may have on our business, including the effects on our customers and prospects, or on our financial results for the remainder of fiscal year 2020.

On March 27, 2020, the President signed into U.S. federal law the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which is aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. In particular, under the CARES Act, (i) for taxable years beginning before 2021, NOL carryforwards and carrybacks may offset 100% of taxable income, (ii) NOLs arising in 2018, 2019, and 2020 taxable years may be carried back to each of the preceding five years to generate a refund and (iii) for taxable years beginning in 2019 and 2020, the base for interest deductibility is increased from 30% to 50% of taxable income. As permitted under the CARES Act, we are deferring payroll taxes due in 2020 to 2021 and 2022. We continue to analyze other aspects of the CARES act as well as similar tax legislation in other countries we operate but do not believe they will have a meaningful impact to our results.

For the three months ended September 30, 2020 compared with the three months ended September 30, 2019

The following table sets forth statements of operations data for each of the periods indicated:

	For the Three Months Ended September 30,
(in millions)	2020	2019
Revenues	$72.3	$78.2
Cost of revenues	37.7	42.1
Gross profit	34.6	36.1
Operating expenses	34.5	35.3
Income from operations	0.1	0.8
Interest expense	12.4	12.0
Other expense	-	-
Loss before income taxes	(12.3)	(11.2)
Income tax provision	0.4	0.1
Net loss	(12.7)	(11.3)
Total other comprehensive (loss) income, net of tax	2.2	(2.2)
Comprehensive loss	(10.5)	(13.5)

Revenues

Revenues decreased by $5.9 million, or 7.5%, to $72.3 million for the three months ended September 30, 2020 as compared to $78.2 million for the three months ended September 30, 2019. This is primarily due to decreases in hosting services of $2.6 million, collections and processing of $1.1 million and data recovery of $1.0 million. These decreases are primarily due to the impacts of COVID-19, as many clients have delayed the start of new matters and court systems have been slow to reopen.

Cost of Revenues

Cost of revenues decreased by $4.4 million, or 10.5%, to $37.7 million for the three months ended September 30, 2020 as compared to $42.1 million for the three months ended September 30, 2019.  This decrease is due to expense reduction measures implemented by management, which decreased personnel expense by $2.6 million and travel and entertainment expense by $0.4 million, as well as other smaller expense decreases. In addition, hardware and software expenses decreased by $1.1 million and communications expenses decreased by $0.4 million.  These decreases were partially offset by $0.7 million of increased severance expenses due to the integration of operational business units.  As a percentage of revenue, our cost of revenues for the three months ended September 30, 2020 decreased to 52.1% as compared to 53.8% for the three months ended September 30, 2019. This decrease was due to the factors noted above.

Gross Profit

Gross profit decreased by $1.5 million, or 4.2%, to $34.6 million for the three months ended September 30, 2020 as compared to $36.1 million for the three months ended September 30, 2019. Gross profit decreased primarily due to the factors noted above. As a percentage of revenue, our gross profit for the three months ended September 30, 2020 increased to 47.9% as compared to 46.2% for the three months ended September 30, 2019 primarily due to the factors noted above.

Operating Expenses

Operating expenses decreased by $0.8 million, or 2.3%, to $34.5 million for the three months ended September 30, 2020 as compared to $35.3 million for the three months ended September 30, 2019. This decrease is due to expense reduction measures implemented by management which decreased personnel expenses by $2.3 million, decreased travel and entertainment expenses by $0.7 million and decreased marketing expenses by $0.4 million. These decreases were partially offset by increased costs incurred related to lease terminations to optimize our real estate footprint of $1.2 million and $0.8 million of increased severance costs due to the integration of operational business units. As a percentage of revenue, our operating expenses for the three months ended September 30, 2020 increased to 47.7% as compared to 45.1% for three months ended September 30, 2019 due to the factors noted above.

Interest Expense

Interest expense increased by $0.4 million, or 3.3%, to $12.4 million for the three months ended September 30, 2020 as compared to $12.0 million for the three months ended September 30, 2019. This increase is primarily due to the increase in outstanding debt, partially offset by lower interest rates during the three months ended September 30, 2020 compared to the three months ended September 30, 2019.

Income Tax Provision (Benefit)

During the three months ended September 30, 2020 and 2019, we recorded an income tax provision of $0.4 million and $0.1 million, respectively, resulting in an effective tax rate of (3.3)% and (0.6)%, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences, U.S. state and local income taxes and the valuation allowance against our domestic deferred tax assets. The effective rate for the three months ended September 30, 2020 increased from the three months ended September 30, 2019 primarily due to a change in the allocation of our pre-tax earnings and losses among countries with differing statutory tax rates.

Net Loss

Net loss for the three months ended September 30, 2020 was $12.7 million compared to $11.3 million for the three months ended September 30, 2019. Net loss increased for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019 due to the factors noted above.

Adjusted EBITDA

	For the Three Months Ended September 30,
(in millions)	2020	2019
Net Loss	$(12.7)	$(11.3)
Interest expense	12.4	12.0
Income tax expense	0.4	0.1
Depreciation and amortization expense	12.2	12.6
EBITDA	$12.3	$13.4
Acquisition, financing and transaction costs	1.3	0.7
Strategic Initiatives:
Sign-on bonus amortization	-	0.1
Non-recoverable draw	-	0.9
Total strategic initiatives	-	1.0
Management fees, stock compensation and other	1.0	0.7
Restructuring costs	1.6	0.3
Systems establishment	0.5	0.7
Adjusted EBITDA	$16.7	$16.8

For the nine months ended September 30, 2020 compared with the nine months ended September 30, 2019

The following table sets forth statements of operations data for each of the periods indicated:

	For the Nine Months Ended September 30,
(in millions)	2020	2019
Revenues	$215.0	$231.5
Cost of revenues	111.5	118.9
Gross profit	103.5	112.6
Operating expenses	104.3	111.8
(Loss) income from operations	(0.8)	0.8
Interest expense	38.3	36.5
Other expense	0.1	0.1
Loss before income taxes	(39.2)	(35.8)
Income tax provision	1.0	0.4
Net loss	(40.2)	(36.2)
Total other comprehensive income (loss), net of tax	0.6	(2.3)
Comprehensive loss	(39.6)	(38.5)

Revenues

Revenues decreased by $16.5 million, or 7.1%, to $215.0 million for the nine months ended September 30, 2020 as compared to $231.5 million for the nine months ended September 30, 2019. This is primarily due to decreases in hosting services of $5.5 million, collections and processing of $4.8 million, subscriptions of $3.1 million and data recovery of $2.9 million, partially offset by an increase in managed review services of $0.9 million during the first quarter of 2020. The decreases are primarily due to the impacts of COVID-19 as many clients have delayed the start of new matters and court systems were widely closed for a period of time and subsequently slow to reopen.

Cost of Revenues

Cost of revenues decreased by $7.4 million, or 6.2%, to $111.5 million for the nine months ended September 30, 2020 as compared to $118.9 million for the nine months ended September 30, 2019.  This decrease is due to expense reduction measures implemented by management, which decreased personnel expense by $4.3 million and travel and entertainment expense by $1.2 million, as well as other smaller expense decreases. In addition, hardware and software expenses decreased by $1.2 million, communications expenses decreased by $0.8 million and professional services expenses decreased by $0.3 million.  These decreases were partially offset by $0.7 million of increased severance expenses due to the integration of operational business units and higher amortization of intangibles of approximately $0.6 million due to new assets being placed in service.  As a percentage of revenue, our cost of revenues for the nine months ended September 30, 2020 increased to 51.9% as compared to 51.4% for the nine months ended September 30, 2019. This increase was driven by decreased revenues due to COVID-19 without a corresponding decrease related to fixed costs.

Gross Profit

Gross profit decreased by $9.1 million, or 8.1%, to $103.5 million for the nine months ended September 30, 2020 as compared to $112.6 million for the nine months ended September 30, 2019. Gross profit decreased primarily due to the factors noted above. As a percentage of revenue, our gross profit for the nine months ended September 30, 2020 decreased to 48.1% as compared to 48.6% for the nine months ended September 30, 2019 primarily due to the factors noted above.

Operating Expenses

Operating expenses decreased by $7.5 million, or 6.7%, to $104.3 million for the nine months ended September 30, 2020 as compared to $111.8 million for the nine months ended September 30, 2019. This decrease is due to expense reduction measures implemented by management which decreased personnel expenses by $5.5 million, decreased travel and entertainment expenses by $1.5 million and decreased marketing expenses by $1.7 million. In addition, depreciation and amortization expenses decreased by $2.1 million.  These decreases were partially offset by increased costs incurred related to lease terminations to optimize our real estate footprint of $1.2 million, $1.2 million in increased bad debt expenses and $0.7 million of increased severance costs due to the integration of operational business units. As a percentage of revenue, our operating expenses for the nine months ended September 30, 2020 increased to 48.5% as compared to 48.3% for the nine months ended September 30, 2019 due to the factors noted above.

Interest Expense

Interest expense increased by $1.8 million, or 4.9%, to $38.3 million for the nine months ended September 30, 2020 as compared to $36.5 million for nine months ended September 30, 2019. This increase is primarily due to the increase in outstanding debt, partially offset by lower interest rates during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Income Tax Provision (Benefit)

During the nine months ended September 30, 2020 and 2019, we recorded an income tax provision of $1.0 million and $0.4 million, respectively, resulting in an effective tax rate of (2.6)% and (1.1)%, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences, U.S. state and local income taxes and the valuation allowance against our domestic deferred tax assets. The effective rate for the nine months ended September 30, 2020 increased from the nine months ended September 30, 2019 primarily due to a change in the allocation of our pre-tax earnings and losses among countries with differing statutory tax rates.

Net Loss

Net loss for the nine months ended September 30, 2020 was $40.2 million compared to $36.2 million for the nine months ended September 30, 2019. Net loss increased for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019 due to the factors noted above.

Adjusted EBITDA

	For the Nine Months Ended September 30,
(in millions)	2020	2019
Net Loss	$(40.2)	$(36.2)
Interest expense	38.3	36.5
Income tax expense	1.0	0.4
Depreciation and amortization expense	36.1	37.6
EBITDA	$35.2	$38.3
Acquisition, financing and transaction costs	1.6	3.5
Strategic Initiatives:
Sign-on bonus amortization	0.2	0.4
Non-recoverable draw	0.3	2.9
Total strategic initiatives	0.5	3.3
Management fees, stock compensation and other	2.7	2.8
Restructuring costs	2.3	1.6
Systems establishment	1.6	2.0
Adjusted EBITDA	$43.8	$51.5

Liquidity and Capital Resources

Our primary cash needs have been to meet debt service requirements and to fund working capital and capital expenditures. We fund these requirements from cash generated by our operations, as well as funds available under our revolving credit facility (our “Revolving Credit Facility”). Although our eDiscovery solutions and information archiving services are billed on a monthly basis in arrears with amounts typically due within 30 to 45 days, the eDiscovery industry tends towards longer collectability trends. As a result, we have typically collected on the majority of our eDiscovery accounts receivables within 90 to 120 days, which is consistent within the industry. With respect to our data recovery services, they are billed as the services are provided, with payments due within 30 days of billing. We typically collect on our data recovery services accounts receivables within 30 to 45 days. Lastly, the majority of our data recovery software is billed monthly in advance with amounts typically due within 30 to 45 days; however, depending on the client contract, billing can occur annually, quarterly or monthly. Long outstanding receivables are not uncommon due to the nature of our legal technology services as litigation cases can go on for years, and in certain instances, our collections are delayed until the customer has received payment for their services in connection with a legal matter or the case has been settled. These long-outstanding invoices are a function of the industry in which we operate, rather than indicative of an inability to collect. We have experienced no material seasonality trends as it relates to collection on our accounts receivables. As of September 30, 2020, we had $43.8 million in cash compared to $43.4 million as of December 31, 2019. As of September 30, 2020, we had $478.3 million of outstanding borrowings compared to $480.6 million as of December 31, 2019. We expect to finance our operations over the next 12 months primarily through existing cash balances and cash flow.

2016 Credit Agreement

The Facilities

On December 9, 2016, we entered into a credit agreement (as amended or supplemented to date, the “2016 Credit Agreement”) with a group of lenders to establish term loan facilities and a revolving line of credit for borrowings by LD Intermediate, Inc. and LD Lower Holdings, Inc. (the “Initial Term Loans”). The Initial Term Loan borrowings of $340.0 million (the “First Lien Facility”) and $125.0 million (the “Second Lien Facility” and, together with the First Lien Facility, the “Facilities”) were to mature on December 9, 2022 and December 9, 2023, respectively.  The Second Lien Facility was repaid on December 19, 2019 in connection with the consummation of the Business Combination.

The First Lien Facility established a term loan principal payment schedule with payments due on the last day of each calendar quarter, beginning on March 31, 2017 with a payment of $2.1 million. Quarterly principal payments increased to $4.3 million beginning on March 31, 2019 with a balloon payment of $259.3 million due at maturity. The interest rate for the First Lien Facility adjusts every interest rate period, which can be one, two, three or six months in duration and is decided by us, or to the extent consented to by all Appropriate Lenders (as defined in the 2016 Credit Agreement), 12 months thereafter. Interest payment dates include the last day of each interest period and any maturity dates of the First Lien Facility; however, if any interest period exceeds three months, the respective dates that fall every three months after the beginning of an interest period is also an interest payment date. For each interest period, the interest rate per annum is 5.875% plus the Adjusted Eurocurrency Rate which is defined as an amount equal to the Statutory Reserve Rate (as defined in the 2016 Credit Agreement) multiplied by the greatest of (a) LIBOR, (b) 0.00% per annum and (c) solely with respect to the Initial Term Loans, 1.00% per annum. As of September 30, 2020, the balance due was $293.3 million, with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 1.000%. As of December 31, 2019, the balance due was $306.0 million, with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 2.61463%.

The Facilities are secured by substantially all of our assets and contain certain covenants. As of September 30, 2020 and December 31, 2019, we were in compliance with all covenants.

The 2016 Credit Agreement includes a mandatory excess cash flow prepayment within ten days after delivery of the annual audited financial statements commencing with the year ended December 31, 2017. The Excess Cash Flow amount is specifically defined in Section 1.01 of the 2016 Credit Agreement. The Excess Cash Flow calculation starts with net income and then adds back a series of non-cash expenses, capital expenditures, M&A, and debt related amounts to arrive at a final amount due.

The amount of the Excess Cash Flow payment is reduced if the First Lien Net Leverage Ratio falls below certain thresholds. Such percentage in respect of any Excess Cash Flow Period shall be reduced to 50%, 25% or 0% if the First Lien Net Leverage Ratio as of the last day of the year to which such Excess Cash Flow Period relates was equal to or less than 3.75 to 1.00, 3.25 to 1.00 or 2.75 to 1.00, respectively.

We were not required to make any additional principal payments under the Excess Cash Flow covenant for the three or nine months ended September 30, 2020 and 2019 and do not anticipate making any additional principal payments under the Excess Cash Flow covenant for the year ended December 31, 2020.

Revolving Credit Facility

The 2016 Credit Agreement also provides for a Revolving Credit Facility of up to $30.0 million that matures December 9, 2021. Borrowings under the Revolving Credit Facility may be subject to meeting certain financial covenants set forth in the 2016 Credit Agreement, including the First Lien Net Leverage Ratio. We may draw up to $30.0 million under the Revolving Credit Facility, on a term loan basis, with either an adjustable eurocurrency loan interest rate of 5.375%, 5.625%, or 5.875% with interest rates based on the First Lien Net Leverage Ratio plus an amount equal to the LIBOR, or a base rate loan interest rate of 4.375%, 4.635%, or 4.875% plus the Base Rate (as defined in the 2016 Credit Agreement). As of September 30, 2020 and December 31, 2019, we had no amounts outstanding under our Revolving Credit Facility, and $0.8 million and $0.9 million, respectively, in letters of credit issued as of September 30, 2020 and December 31, 2019 with $29.2 million available borrowing capacity under the Revolving Credit Facility as of September 30, 2020.

The Initial Term Loan borrowings pursuant to the 2016 Credit Agreement were issued at an original issue discount of $11.9 million and $6.3 million for the First Lien Facility and Second Lien Facility, respectively. The original issue discount is amortized using the effective yield method over the respective term of each Facility. We wrote off the OID related to the Second Lien Facility when it was repaid in 2019.

We incurred closing fees in connection with the entry into the Facilities and the Revolving Credit Facility pursuant to the 2016 Credit Agreement of $13.6 million. These closing fees were deferred on December 9, 2016, along with fees of $0.6 million related to our prior term loan facility that we refinanced in connection with our entry into the 2016 Credit Agreement and are amortized over their respective terms. We are always evaluating opportunities for a more advantageous indebtedness structure, which may include a refinancing or replacement of our Facilities and/or our Revolving Credit Facility.

Convertible Debenture Notes

In connection with the Business Combination on December 19, 2019, we issued $200 million aggregate principal amount of convertible debentures due 2024 (the “Debentures”) in a private placement to certain “accredited investors” pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The equity structure as of the date of the Business Combination included 2,097,974 shares of common stock and 1,764,719 warrants for the issuance of common stock to the Debenture holders related to the Debenture issuance. The proceeds of the Debentures were used in part to repay our outstanding Second Lien Facility and amounts outstanding under the Revolving Credit Facility. At September 30, 2020, the balance due under the Debentures was $206.4 million.

The Debentures mature on December 19, 2024 unless earlier converted, redeemed, or repurchased. The Debentures bear interest at an annual rate of 4.00% in cash and 4.00% in kind, payable quarterly on the last business day of March, June, September and December. In addition, on each anniversary of the Closing Date, we will add to the principal amount (subject to reduction for any principal amount repaid) of the Debentures an amount equal to 3.00% of the original aggregate principal amount of the Debentures outstanding, which will accrue from the last payment and will be payable at maturity, upon conversion or upon an optional redemption, if no prior payment was made.

At any time, upon notice as set forth in the Debentures, the Debentures are redeemable at our option, in whole or in part, at a price equal to 100% of the principal amount of the Debentures redeemed, plus accrued and unpaid interest thereon.

Subject to approval to allow for the full conversion of the Debentures into common stock, the Debentures are convertible into shares of our common stock at the option of the Debenture holders at any time and from time to time at a price of $18 per share, subject to certain adjustments. However, in the event we elect to redeem any Debentures, the holders have a right to purchase common stock from us in an amount equal to the amount redeemed at the conversion price.

The Debentures contain covenants that limit our ability to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) engage in certain transactions with affiliates; or (iv) designate our subsidiaries as unrestricted subsidiaries. The Debentures provide for customary events of default, including non-payment, failure to comply with covenants or other agreements in the Debentures and certain events of bankruptcy or insolvency. If an event of default occurs and continues, the holders of at least 25% in aggregate principal amount of the outstanding Debentures may declare the entire principal amount of all the Debentures to be due and payable immediately.

Our net cash flows from operating, investing and financing activities for the nine months ended September 30, 2020 and 2019 were as follows:

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Net cash provided by (used in):
Operating activities	$25,307	$(11,960)
Investing activities	$(11,501)	$(9,938)
Financing activities	$(13,438)	$4,211
Effect of foreign exchange rates	$63	$(142)
Net increase (decrease) in cash	$431	$(17,829)

Cash Flows Provided By (Used in) Operating Activities

Net cash provided by operating activities was $25.3 million for the nine months ended September 30, 2020 as compared to net cash used in operating activities of $(12.0) million for the nine months ended September 30, 2019. The increase in net cash provided is due to a $7.9 million increase in cash provided by net loss plus non-cash items and an increase in cash provided by working capital of $29.4 million. The period over period increase in non-cash items is primarily due to a $10.8 million increase in paid-in-kind interest, a $0.6 million increase in deferred income taxes, a $0.7 million increase in stock-based compensation and a $1.2 million increase in the allowance provision, offset by a $1.6 million decrease in depreciation and amortization. The increase in cash provided by working capital for the period is primarily due to a $22.1 million decrease in accounts receivable and a $7.2 million increase in accounts payable and accrued expenses. Trade accounts receivable fluctuate from period to period depending on the period to period change in revenue and the timing of collections. Accounts payable fluctuate from period to period depending on the timing of purchases and payments.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $11.5 million for the nine months ended September 30, 2020 as compared to net cash used in investing activities of $9.9 million for the nine months ended September 30, 2019. The increase in cash used is due to a $2.5 million increase in cash payments related to acquisitions, partially offset by a $0.9 million decrease in purchases of property and equipment.

Cash Flows (Used In) Provided by Financing Activities

For the nine months ended September 30, 2020, net cash used for financing activities was $13.4 million and related to the payments of long-term debt of $12.8 million and capital lease obligations of $0.7 million. For the nine months ended September 30, 2019, net cash provided by financing activities was $4.2 million and related to the net borrowings under our Revolving Credit Facility of $17.0 million and $0.4 million for common stock issuances, partially offset by payments of long-term debt of $12.8 million and payments on capital lease obligations of $0.5 million.

Contractual Obligations

Our operating lease obligations are disclosed in Note 4 to our unaudited consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q. Rent expense for the three months ended September 30, 2020 and 2019 was $3.4 million and $3.7 million, respectively. Rent expense for the nine months ended September 30, 2020 and 2019 was $11.0 million and $11.2 million, respectively.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities or purchased any nonfinancial assets.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q for a summary of accounting standards not yet adopted.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In applying accounting principles, it is often required to use estimates. These estimates consider the facts, circumstances and information available, and may be based on subjective inputs, assumptions and information known and unknown to us. Material changes in certain of the estimates that we use could potentially affect, by a material amount, our consolidated financial position and results of operations. Although results may vary, we believe our estimates are reasonable and appropriate. There were no changes to our critical accounting policies from those described in our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2020.

Item 3.      Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We are subject to interest rate market risk in connection with our long-term indebtedness. Our principal interest rate exposure relates to outstanding amounts under the $340 million First Lien Facility as well as the Revolving Credit Facility of $30 million. Interest rate changes generally impact the amount of our interest payments and, therefore, our future net income and cash flows, assuming other factors are held constant. Assuming the amounts outstanding at September 30, 2020 are fully drawn, each one-eighth percentage point increase or decrease in the applicable interest rates would correspondingly change our annualized interest expense by approximately $0.1 million. We do not currently hedge our interest rate exposure.

Exchange Rate Risk

Results of operations for our non-U.S. subsidiaries are translated from the designated functional currency to the reporting currency of the U.S. dollar. Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates. Resulting net translation adjustments are recorded as a component of stockholders’ equity in “Accumulated other comprehensive (loss) income” in our consolidated balance sheets included elsewhere in this Quarterly Report on Form 10-Q.

Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “Other expense” in our consolidated statements of comprehensive loss included elsewhere in this Quarterly Report on Form 10-Q. Such transaction gains and losses may be realized or unrealized depending upon whether the transaction settled during the period or remains outstanding at the balance sheet date.

During the three months ended September 30, 2020 and 2019, we generated the equivalent of $13.3 million and $17.5 million, respectively, of U.S. dollar-denominated revenues in non-U.S. subsidiaries. Each 100 basis point increase or decrease in the average foreign currency rate to U.S. dollar exchange rate for the three-month period would have correspondingly changed our revenues by approximately $0.1 million and $0.2 million for each of the three months ended September 30, 2020 and 2019. During the nine months ended September 30, 2020 and 2019, we generated the equivalent of $41.9 million and $50.8 million, respectively, of U.S. dollar-denominated revenues in non-

U.S. subsidiaries. Each 100 basis point increase or decrease in the average foreign currency rate to U.S. dollar exchange rate for the nine-month period would have correspondingly changed our revenues by approximately $0.4 million and $0.5 million for the nine months ended September 30, 2020 and 2019, respectively. We do not currently hedge our exchange rate exposure.

Item 4.     Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this Quarterly Report on Form 10-Q, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

This Quarterly Report on Form 10-Q does not include a report of management’s assessment regarding our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) due to a transition period established by rules of the SEC.

Changes to Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Inherent Limitation on the Effectiveness of Internal Control

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Part II. Other Information

Item 1.     Legal Proceedings.

In the ordinary conduct of our business, we are subject to lawsuits, arbitrations and administrative proceedings from time to time. We vigorously defend these claims; however, no assurances can be given as to the outcome of any pending legal proceedings. We believe, based on currently available information, that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on our business, financial condition, liquidity or results of operations.

Item 1A.  Risk Factors.

Except as noted below, there have been no material changes to the risk factors disclosed in “Risk Factors” in Part I, Item 1A, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 as filed with the SEC on March 26, 2020.

An outbreak of disease or similar public health threat, such as a novel strain of coronavirus, could have an ongoing material adverse impact on the Company’s business, operating results and financial condition.

We are vulnerable to the general economic effects of disease outbreaks and similar public health threats. COVID-19 began to spread globally in late 2019 and has been declared a pandemic by the World Health Organization and is impacting worldwide economic activity. A public health pandemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. We have offices in 19 countries, including regions significantly impacted by COVID-19.  In March 2020, we transitioned the majority of our workforce to a remote working model, whereby employees execute their job functions from home leveraging a two-factor authenticated and secure VPN.  A majority of our workforce continues to work remotely for the near term. Additionally, our document review business, which has always been conducted entirely at our facilities, has transitioned to a remote model to ensure continuity of operations. In April and May 2020, the Company implemented a salary exchange program pursuant to which certain employees took a temporary reduction in salary that ranged from 2% to 20% in exchange for receiving stock options to purchase Common Stock of the Company and restricted stock units of Common Stock.  In July 2020, the Company extended the salary reduction program through December 31, 2020 and initiated limited furloughs for certain employees. Revenues decreased by $16.5 million, or 7.1%, to $215.0 million for the nine months ended September 30, 2020 as compared to $231.5 million for the nine months ended September 30, 2019, primarily due to the impacts of COVID-19 as many clients have delayed the start of new matters and court systems were widely closed for a period of time and subsequently slow to reopen. With the ongoing pandemic and possible additional shutdowns, our sales force and in-person services may continually be impacted, which could impact our sales and operating results.  The extent to which COVID-19 will impact our results, including the ability of our customers to continue to pay in a timely manner, is dependent on future developments, which are uncertain and unpredictable, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact.  While it is not possible at this time to estimate the full impact that COVID-19 could have on our business, the ongoing COVID-19 pandemic and the measures taken by the governments of countries affected could adversely impact our business, financial condition or results of operations.

We process, store and use personal and other special datasets on behalf of some of our clients, which subjects us to governmental regulation and other legal obligations related to privacy and information security, and our actual or perceived failure to comply with such obligations could harm our business and reputation.

We collect, store, transmit, use, disclose and process data that was collected from or about natural persons or their devices (“personally identifiable information” or “PII”) and other sensitive client data. In addition to terms in our contractual arrangements with our clients, there are numerous federal, state, local and foreign laws, regulations and directives regarding privacy and the collection, storage, transmission, use, processing, disclosure and protection of such PII and other personal or client data, the scope of which is continually evolving and subject to differing interpretations. We and our clients must comply with such laws, regulations and directives and we and our clients may be subject to significant consequences, including penalties and fines, for our failure to comply.

For example, on May 25, 2018, the General Data Protection Regulation 679/2016 (“GDPR”) replaced the Data Protection Directive 95/46/EC with respect to the processing of PII in the European Union. The GDPR imposes several stringent requirements for controllers and processors of PII (including non-E.U. processors who process personal data on behalf of E.U. controllers), including, for example, more robust internal accountability controls, a strengthened individual data rights regime, shortened timelines for mandatory data breach notifications, limitations on retention and secondary use of information and additional obligations when we contract with third parties in connection with the processing of PII. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the E.U. member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Complying with the GDPR has required us to implement additional internal processes to ensure that we collect and process PII in a compliant way and re-draft of all our standard contracts to meet specific articles within the GDPR. As we continue to operate under the GDPR, compliance may become onerous and adversely affect our business, financial condition, results of operations and prospects.

In addition, recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EEA to the United States. For example, on July 16, 2020, the E.U.-U.S. Privacy Shield Framework, which allows for the transfer of personal data from the US to the EU, was invalidated by the European Court of Justice (“CJEU”). Three of our group companies are accredited under the Privacy Shield program to legitimize the transfer of personal data from the EEA to the US. Although the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate PII transfer mechanism) upon which we rely for intra group transfers of PII (and is the most widely used transfer mechanism by our clients), it made clear that use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. The future of the standard contractual clauses remains uncertain and may be invalidated in future by European courts or supervisory authorities. We could be impacted by changes in law as a result of a future review of transfer mechanisms by European supervisory authorities under the GDPR.  If further legal bases for transferring PII from Europe to the United States are invalidated, or if we are unable to transfer PII between and among countries and regions in which we operate, it could affect the manner in which we provide our services or could adversely affect our financial results.

Furthermore, any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others (including clients), a loss of client confidence, damage to our brand and reputation or a loss of clients, any of which could have an adverse effect on our business. In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with clients. For example, some countries have adopted laws mandating that PII regarding clients in their country be maintained solely in their country. Having to maintain local data centers and redesign product, service and business operations to limit PII processing to within individual countries could increase our operating costs significantly.

Additionally, in connection with some of our product initiatives, we expect that our clients may increasingly use our cloud services to store and process PII and other regulated data. We post on our websites and, where appropriate, within our products, our privacy policies and practices concerning the treatment of PII that we hold as a “controller.” While we include minimum privacy or information security commitments in our contracts, E.U. requirements may make it so that we will be unable to do business without such commitments. Any failure by us to timely amend client contracts to conform to changing data protection laws, or to comply with our posted privacy policies, other federal, state or international privacy-related or data protection laws and regulations, or the privacy or information security commitments contained in our contracts could result in proceedings against us by governmental entities or others, including individual rights of action, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased attention focused upon any liability we may have as a result of lawsuits or regulatory actions could also harm our reputation or otherwise impact the growth of our business. Furthermore, although we market and sell products to our clients to help them comply with federal, state, local and foreign laws, regulations and directives, including the GDPR, our clients are responsible for ensuring they are in compliance with such laws, regulations and directives. Any failure by our clients to comply could result in significant consequences to them, including penalties and fines, and despite the existence of contractual exclusions and marketing disclaimers which make their responsibility for their own compliance clear, our clients may file claims or seek indemnification from us, which may result in reputational harm and require us to expend time, effort and costs to defend such claims or respond to indemnification requests.

In addition to government regulation, privacy advocacy and industry groups or other third parties may propose new and different self-regulatory standards that either legally or contractually apply to our clients or us. Any significant change to applicable laws, regulations, directives or industry practices regarding the collection, storage, transmission, processing, use or disclosure of our clients’ data, or regarding the manner in which the express or implied consent of clients for the collection, storage, transmission, processing, use and disclosure of such data is obtained, could require us to modify our solutions and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our clients voluntarily share with us. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to clients or other third parties, our privacy-related legal obligations or any compromise of security that results in the unauthorized access to, use, release or transfer of PII or other client data, may result in governmental enforcement actions, litigation, negative media attention or public statements against us by consumer advocacy groups or others and could cause our clients to lose trust in us, which would have an adverse effect on our reputation and business. Our clients may also accidentally disclose their passwords or store them on a mobile device that may be lost or stolen, resulting in unauthorized access to their data and creating the perception that our systems are not secure against third-party access. Additionally, if employees or third parties that we work with, such as contractors, vendors or developers, violate applicable laws or our policies, such violations may also put our clients’ information at risk and could in turn have an adverse effect on our business.

We have expanded our involvement in the delivery and provision of cloud computing through business alliances with various providers of cloud computing services and software and expect to continue to do so in the future. The application of U.S. and international data privacy laws to cloud computing vendors is uncertain, and our existing contractual provisions may prove to be inadequate to protect us from claims for data loss or regulatory noncompliance made against us resulting from the failures of cloud computing providers which we may partner with. While we do limit this in our contractual agreements with clients, the failure to comply with data protection laws and regulations by our clients and business partners who provide cloud computing services could have a material adverse effect on our business. Some cloud computing providers have been reluctant to provide us with information which we need in order to comply with E.U. privacy laws, and some providers refuse to offer legally compliant terms or offer terms that are commercially reasonable. We will need to modify our procurement processes in response to changing client and regulatory demands. If we fail to do so correctly, or in a timely manner, we may experience disruptions in client relationships, or receive regulatory inquiries or be the subject of government enforcement actions, which may in turn cause a material loss in revenues or damage our brand and reputation.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.     Exhibits and Financial Statement Schedules.

a)	Exhibits

Exhibit Index

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of KLDiscovery Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed December 26, 2019)
3.2	Amended and Restated Bylaws of KLDiscovery Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed December 26, 2019)
10.1 *+	Pay Change Letter, dated July 31, 2020, by and between KLDiscovery Inc. and Christopher Weiler.
10.2 *+	Pay Change Letter, dated July 31, 2020, by and between KLDiscovery Inc. and Dawn Wilson.
10.3 *+	Pay Change Letter, dated July 31, 2020, by and between KLDiscovery Inc. and Krystina Jones.
10.4 *+	Forfeiture of Options Letter, dated August 6, 2020, by and between KLDiscovery Inc. and Christopher Weiler.
10.5 *+	Executive Severance and Novation Agreement, dated September 30, 2020, by and between KLDiscovery Inc. and Christopher Weiler.
10.6*+#	KrolLDiscovery, 2018 Legal Technology Sales Commission Plan, by and between the Company and Krystina Jones.
10.7*+#	KLDiscovery (January – December 2018) Sales Commission Plan Sales Performance Addendum, by and between the Company and Krystina Jones.
10.8*+#	KLDiscovery 2020 Americas Legal Technology Sales Commission Plan, by and between the Company and Krystina Jones.
10.9*+#	KLDiscovery 2020 Sales Commission Plan, Sales Performance Addendum, by and between the Company and Krystina Jones.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
+	Management contract and compensatory plan and arrangement

#    Certain confidential information contained in this agreement has been omitted because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLDiscovery Inc.

By:	/s/ Christopher J. Weiler
Christopher J. Weiler
Chief Executive Officer

Date: November 12, 2020

Exhibit 10.1

July 31, 2020

Christopher Weiler

Dear Chris,

As part of the KLD response to the COVID-19 global pandemic, you have agreed to adjust your base salary, as outlined below.

This change is effective from August 1, 2020 and will continue through December 31, 2020.  The change will be reflected on the August 14, 2020 paycheck.

Original annualized base salary:  $400,000

Current annualized base salary from April 21, 2020:  $350,000

New temporary annualized base salary:  $300,000

New temporary calculated bi-weekly amount (annualized salary/26):  $11,538

In addition to this Pay Reduction Extension Plan, KLD is also implementing a Rolling Furlough Plan that will apply to many employees.  Due to your role in the KLD Executive Team, you are not eligible for furlough. However, you have agreed separately to an additional one-time pay reduction equal to one week of base pay in the amount of $5,769, which will be applied on the August 28, 2020 paycheck.

All other terms and conditions of your employment remain unchanged.

To confirm your acceptance of the pay change, please sign and return this letter.

Sincerely,

/s/ Lindsey Hammond

Lindsey Hammond

Sr. Director, Global Talent

___________________________________________________________________________

I accept the above change to my base salary and acknowledge that this change is now part of my employment agreement for the period stated.

Signature/s/ Christopher Weiler

Date7/31/2020

Exhibit 10.2

July 31, 2020

Dawn Wilson

Dear Dawn,

As part of the Pay Reduction Extension Plan, a continuation of the Salary Exchange Plan put it place during the COVID-19 global pandemic, your base salary will continue to be temporarily reduced through December 31, 2020.

This change is effective from August 1, 2020 and will continue through December 31, 2020.  We expect that your base salary will be restored, starting in January 2021, to the amount prior to the Salary Exchange Plan from April 2020.

Original annualized salary:  $400,000

Calculated bi-weekly amount (annualized salary/26):  $15,385

Current temporary annualized salary:  $320,000

Current temporary calculated bi-weekly amount (annualized salary/26):  $12,308

Current temporary % change from original:  20%

In addition to this Pay Reduction Extension Plan, KLD is also implementing a Rolling Furlough Plan that will apply to many employees.  Due to your role in the KLD Executive Team, you are not eligible for furlough.   However, you have agreed separately to an additional one-time pay reduction equal to one week of pay in the amount of $6,154, which will be applied on the August 28, 2020 paycheck.

All other terms and conditions of your employment remain unchanged.

To confirm your acceptance of the pay change, please sign and return this letter.

Sincerely,

/s/ Lindsey Hammond

Lindsey Hammond

Sr. Director, Global Talent

_____________________________________________________________________________________

I accept the above change to my base salary and acknowledge that this change is now part of my employment agreement for the period stated.

NameDawn Wilson

Signature/s/ Dawn Wilson

Date7/31/2020

Exhibit 10.3

July 31, 2020

Krystina Jones

Dear Krystina,

As part of the Pay Reduction Extension Plan, a continuation of the Salary Exchange Plan put it place during the COVID-19 global pandemic, your base salary will continue to be temporarily reduced through December 31, 2020.

This change is effective from August 1, 2020 and will continue through December 31, 2020.  We expect that your base salary will be restored, starting in January 2021, to the amount prior to the April 2020 Salary Exchange Plan and Pay Reduction Extension from July 2020.

Pre-Salary Exchange Plan annualized salary (Total Wages):  $575,000

1.	Base Salary: $425,000
2.	Non-Recoverable Draw: $150,000

Salary Exchange Plan temporary % change:  20%

(Based on $575,000 Annualized Total Wages outlined above)

Current Annualized Total Wages (Base + Non-Recoverable Draw):  $460,000

1.	Current temporary bi-weekly amount (annualized salary/26): $17,692

For the remainder of 2020, your Pay Reduction Extension will be based on your base salary only and will not include your non-recoverable draw, as it was previously in the April 2020 Salary Exchange Plan.  The following information is based on your pre-April 2020 Salary Exchange Plan base salary of $425,000.

New Temporary % change from original (Base Salary Only):  20%

Pay Reduction Extension temporary annualized Total Wages:  $490,000

Base-Salary only:  $340,000

Non-Recoverable Draw:  $150,000

Pay Reduction Extension temporary bi-weekly amount:  $18,846

3.	Base Salary only: $13,076
4.	Non-Recoverable Draw: $5,770

In addition to this Pay Reduction Extension Plan, KLD is also implementing a Rolling Furlough Plan that will apply to many employees.  Due to your role in the KLD Executive Team, you are not eligible for furlough.  However, you have agreed separately to an additional one-time pay reduction equal to one week of base pay in the amount of $6,538.5, which will be applied on the August 28, 2020 paycheck.

All other terms and conditions of your employment remain unchanged.  Nothing in this letter constitutes a change to any of the terms and conditions of the 2020 Sales Commission Plan

To confirm your acceptance of the pay change, please sign and return this letter.

Sincerely,

/s/ Lindsey Hammond

Lindsey Hammond

Sr. Director, Global Talent

_____________________________________________________________________________________

I accept the above change to my base salary and acknowledge that this change is now part of my employment agreement for the period stated.

NameKrystina Jones

Signature/s/ Krystina Jones

Date7/31/2020

Exhibit 10.4

August 6, 2020

Christopher Weiler

Dear Mr. Weiler:

You were previously granted an award (the “Option”) of 121,100 shares of KLDiscovery Inc’s (the “Company”) common stock pursuant to the terms of the KLDiscovery Inc. 2019 Incentive Award Plan (the “Plan”) and an award agreement thereunder (the “Option Agreement”).  As discussed, set forth below are the terms of our mutual agreement regarding changes in certain terms of the Options granted to you.

Effective as of the date hereof, you agree to forfeit, for no compensation, all 121,100 of the Options subject to the Option Agreement (the “Forfeited Options”) so that the shares otherwise subject to the Forfeited Options may be allocated to other participants in the Plan.  You will cease to have any rights with respect to the Forfeited Options as of the date hereof.

Except as expressly set forth in this letter agreement, the Option Agreement and the terms of your other contracts and compensatory arrangements with the Company remain unchanged and continue in full force and effect in accordance with and subject to their terms.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction.

Please indicate your agreement to the foregoing by returning a countersigned copy of this letter to me.

Sincerely,

/s/ Andy Southam

Andy Southam

General Counsel

Accepted and agreed:

/s/ Christopher Weiler

Christopher Weiler

Exhibit 10.5

AMENDMENT AND NOVATION TO EMPLOYMENT AGREEMENT

This Amendment (this “Amendment”) to the Employment Agreement, dated as of September 30, 2011 (the “Agreement”), by and among (i) LDiscovery, LLC, a Delaware limited liability company (“LDiscovery”) (ii) KLDiscovery Ontrack, LLC, a Minnesota limited liability company (“KLDiscovery”) and (iii) Christopher Weiler (“Employee”), is entered into as of September 30, 2020 (the “Amendment Date”).  All capitalized terms used in this Amendment and not otherwise defined herein shall have the respective meanings given to such terms in the Agreement.

RECITALS

WHEREAS, LDiscovery de facto novated the Agreement to KLDiscovery on or around January 1, 2019 as part of a re-organization of human resources systems and all parties wish to formalize the novation.

WHEREAS, the Employee’s base salary on January 1, 2019 was $500,000 (“Annual Base Salary”) but has since been reduced voluntarily by the Employee four (4) times on: (i) April 15, 2019 to $490,000; (ii) on February 24, 2020 to $400,000; (iii) on April 23, 2020 to $350,000; and (iv) on July 31, 2020 to $300,000, (collectively items (i) to (iv) shall be deemed the “Voluntary Reductions”).

WHEREAS, pursuant to a resolution of the Board of Directors of KLDiscovery Inc. f/k/a Pivotal Acquisition Corp. (the “Parent”) on December 19, 2019, the Parent desires KLDiscovery to enter into specific severance arrangements with Employee upon a qualifying termination event.

WHEREAS, KLDiscovery and Employee agree that the terms of the Agreement shall be amended so that the terms of this Amendment shall apply from the Amendment Date upon a qualifying termination event.

AMENDMENT

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows from the Amendment Date:

(a)	The first sentence of Section 1(b) of the Agreement shall be deleted and be replaced by the following sentence:

General.  Employee and KLDiscovery agree that Employee’s employment pursuant to this Agreement shall commence on the Effective Date and end on the third anniversary of the Amendment Date (the “Outside Date”), unless earlier terminated in accordance with Section 3; provided that, commencing on each anniversary of the Outside Date, the Term (as defined below) shall automatically be extended for one (1) year unless either Party has given written notice of non-renewal to the other Party at least ninety (90) days prior to the then-scheduled expiration of the Term (as defined below).

(b)	Section 3(d) of the Agreement shall be deleted and be replaced by new Sections 3(d), 3(e) and 3(f) set out below, and the remainder of Section 3 shall be deemed renumbered as appropriate:

(d)In the event that Employee’s employment is terminated by KLDiscovery without Cause (other than due to death or Disability) or by Employee for Good Reason (either, a “Qualifying Termination”), then, subject to Employee’s execution and non-revocation of a general release of claims against KLDiscovery and agreement to continue compliance with the restrictive covenant obligations set out in Sections 4 and 5 of the Agreement(the “Release”), on or before the 21st day following Employee’s Separation from Service,, Employee will be entitled to receive, in addition to the payments and benefits set out in Section 3(c) above:

(i) an amount in cash equal to Employee’s Annual Base Salary, payable in the form of salary continuation in regular installments over the 12-month period following the date of Employee’s Separation from Service (the “Severance Period”) in accordance with KLDiscovery’s normal payroll practices;

(ii) a cash payment equal to the annual bonus earned by Employee for performance during KLDiscovery’s fiscal year in which the Date of Termination occurs (with any subjective criteria treated as being achieved at not less than target performance) multiplied by a fraction (i) the numerator of which is the number of days Employee was employed by KLDiscovery in KLDiscovery’s fiscal year in which the Date of Termination occurs, over (ii) 365, which cash payment shall be paid to Employee no later than March 15th of the calendar year following the calendar year in which the Date of Termination occurs (the “Pro-Rated Bonus”).  For the avoidance of doubt, the reference in section 3(c)(v) to “earned but unpaid bonus” is a reference to prior years bonus which Employee is entitled but which has not been paid by KLDiscovery and is not affected by any reference to annual bonus in this section 3(d)(ii) which relates to annual bonus in the fiscal year in which the Date of Termination occurs and which has not yet been “earned”; and

(iii) if Employee elects to receive continued medical, dental or vision coverage under one or more of KLDiscovery’s group healthcare plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), KLDiscovery shall directly pay, or reimburse Employee for, the COBRA premiums for Employee and Employee’s covered dependents under such plans during the period commencing on Employee’s Separation from Service and ending upon the earliest of (X) the last day of the Severance Period, (Y) the date that Employee and/or Employee’s covered dependents become no longer eligible for COBRA or (Z) the date Employee becomes eligible to receive healthcare coverage from a subsequent employer (and Employee agrees to promptly notify KLDiscovery of such eligibility).  Notwithstanding the foregoing, if KLDiscovery determines in its sole discretion that it cannot provide the foregoing benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act) or incurring an excise tax, KLDiscovery shall in lieu thereof provide to Employee a monthly payment in an amount equal to the monthly COBRA premium that Employee would be required to pay to continue Employee’s and Employee’s covered dependents’ group health coverage in effect on the Date of Termination (which amount shall be based on the premium for the first month of COBRA coverage and which shall be “grossed up” for tax such that the Employee shall be in the same financial position as if KLDiscovery was able to directly pay the benefits in this section 3(d)(iii)), less the amount Employee would have had to pay to receive group health coverage for Employee and his or her covered dependents based on the cost sharing levels in effect on the Date of Termination, which payments shall be made regardless of whether Employee elects COBRA continuation coverage and shall commence in the month following the month in which the Date of Termination occurs and shall end on the earlier of (X) the last day of the Severance Period, (Y) the date that Employee and/or Employee’s covered dependents become no longer eligible for COBRA or (Z) the date Employee becomes eligible to receive healthcare coverage from a subsequent employer (and Employee agrees to promptly notify KLDiscovery of such eligibility).

(e)In lieu of the payments and benefits set forth in Section 3(d), in the event Employee incurs a Qualifying Termination, in any case, within the period beginning on the date ninety (90) days prior to a Change in Control (as defined in the KLDiscovery Inc. 2019 Incentive Award Plan (the “Plan”)) and ending twelve (12) months following the date of a Change in Control, then, subject to Employee signing on or before the 21st day following Employee’s Separation from Service, and not revoking, the Release, Employee shall receive, in addition to payments and benefits set forth in Section 3(c), the following:

(i) an amount in cash equal to 1.5 times the sum of (A) the Annual Base Salary plus (B) Employee’s target annual bonus for the fiscal year in which the Date of Termination occurs, payable in a lump sum within thirty (30) days following Employee’s Separation from Service; provided, however, in the event the Qualifying Termination occurs within ninety (90) days prior to a Change in Control, the amounts specified in this section 3(e)(i) shall be paid over the Severance Period in accordance with KLDiscovery’s normal payroll practices instead of in a lump sum;

(ii) the benefits set forth in Section 3(d)(iii), provided that, for purposes of determining the benefits thereunder, the term “Severance Period” shall mean the 18-month period following the date of Employee’s Date of Termination; and

(iii) all unvested equity or equity-based awards held by Employee under any equity compensation plans of KLDiscovery or its parents or subsidiaries (including the Plan) that vest solely based on the passage of time shall immediately become 100% vested (for the avoidance of doubt, with any such awards that vest in whole or in part based on the attainment of performance-vesting conditions being governed by the terms of the applicable award agreement).

3(f)Any payments to Employee for severance as set out in Sections 3(d) and 3(e) above shall be subject to applicable withholdings required by law.

(c)	A new Section 10(m) shall be added to the Agreement and shall read as follows:

(m)Parachute Payments.

(i) Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit by KLDiscovery or otherwise to or for the benefit of Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including the payments and benefits under Section 3(d) and Section 3(e) hereof, being hereinafter referred to as the “Total Payments”), would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments shall be reduced (in the order provided in Section 10(m)(ii) to the minimum extent necessary to avoid the imposition of the Excise Tax on the Total Payments, but only if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income and employment taxes on such Total Payments and the amount of the Excise Tax to which Employee would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

(ii) The Total Payments shall be reduced in the following order:  (i) reduction on a pro-rata basis of any cash severance payments that are exempt from Section 409A, (ii) reduction on a pro-rata basis any non-cash severance payments or benefits that are exempt from Section 409A, (iii) reduction on a pro-rata basis of any other payments or benefits that are exempt from Section 409A, and (iv) reduction of any payments or benefits otherwise payable to Employee on a pro-rata basis or such other manner that complies with Section 409A; provided, in case of clauses (ii), (iii) and (iv), that reduction of any payments attributable to the acceleration of vesting of Company equity awards shall be first applied to Company equity awards that would otherwise vest last in time.

(iii) All determinations regarding the application of this Section 10(m) shall be made by an accounting firm or consulting group with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by KLDiscovery (the “Independent Advisors”).  For purposes of determinations, no portion of the Total Payments shall be taken into account which, in the opinion of the Independent Advisors, (i) does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) or (ii) constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation.  The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by KLDiscovery.

(iv) In the event it is later determined that a greater reduction in the Total Payments should have been made to implement the objective and intent of this Section 10(m), the excess amount shall be returned immediately by Employee to KLDiscovery.

(d)

It is acknowledged and accepted by all Parties to this Agreement that the Voluntary Reductions shall have no effect in determining the applicable payments set out in this Amendment and that Employee’s Base Salary shall be as set out in this Agreement or such other adjusted and permanent Base Salary approved by the Board of Directors of the Parent.

(e)

It is further acknowledged that the Amendment to Employment Agreement dated November 23, 2015 between Employee and LDiscovery (“2015 Amendment”) shall continue with full force and effect and nothing in this Agreement modifies or varies the terms of the 2015 Amendment.

(f)

As of the Amendment Date, Employee and LDiscovery agree to release each other and waive all rights and liabilities against each other from such date, and Employee and KLDiscovery agree to be bound by the terms of the Agreement from the Amendment Date as if both parties were the original contracting parties to the Agreement.

(g)	Except as expressly set forth above, all other terms and conditions of the Agreement remain in full force and effect and shall not otherwise be varied by the terms of this Amendment.

(h)

This Amendment constitutes a written modification of the Agreement pursuant to Section 10(f) of the Agreement and is duly authorized by an officer of KLDiscovery and the Employee.  The provisions of Section 10(a) and 10(i) shall govern this Amendment, to the fullest extent applicable, and are hereby incorporated into this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment and Novation to be duly executed as of the date first above written.

KLDISCOVERY ONTRACK, LLC

By:  /s/ Andrew Southam

Name:  Andrew Southam

Title:     General Counsel

LDISCOVERY, LLC

By:  /s/ Andrew Southam

Name:  Andrew Southam

Title:     General Counsel

/s/ Christopher Weiler

Exhibit 10.6

Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

KrolLDiscovery

2018 Legal Technology Sales Commission Plan

(a)	Plan Purpose

This document outlines the terms and conditions of the Sales Commission Plan commencing from January 1, 2018 thru December 31, 2018 (the “2018 Plan”) for KrolLDiscovery (the “Company”).The Plan is designed to compensate, reward and provide incentive to each sales employee (“Employee”) to achieve superior sales performance, while at the same time to encourage the highest level of client satisfaction in an ethical and responsible manner.

(b)	Legacy Plans

KrolLDiscovery’s April 1 to December 31st 2017 commission plan covering matters with first invoice dates (FID) after April 1, 2017, but before April 1, 2018 will continue in place throughout 2018.  Matters with a FID prior to April 1, 2017 will continue to be paid under the respective original plan of the sales representative’s legacy organization throughout 2018.  After December 31, 2018, all invoiced revenue covered by these legacy plans will convert to the 2019 plan.  Commissions earned under both of these legacy plans will be combined with commissions earned under the new plan in determining the commission payments (commissions will be paid to the extent they exceed Monthly Draw).  For legacy Kroll sales representatives the draw will only apply to matters with FID’s after April 1, 2017.

(c)	Description of New Legal Technology Sales Commission Plan (April 1, 2018-December 31, 2018)

General Plan Description

For any new matters with FID’s of April 1, 2018 or thereafter, monthly commissions will continue to be paid based upon   invoiced revenue multiplied by the appropriate commission rates below only to the extent total commissions exceed an employee’s “Monthly Draw”; however previously paid commissions will now be subject to any applicable claw back adjustments as defined below.   An Employee’s “Monthly Draw” equals his or her annual base salary divided by twelve (12) months.  Invoiced revenue is calculated after taking into consideration any sales credits issued against the invoice, estimated sales reserves, or any tax considerations.

Claw Back Adjustments   If customer payment is not received within [*] days from the invoice date, any commission previously paid will be subject to a claw back by the company and deducted from the current months commission payment.   Clawed back commissions will subsequently be re-evaluated during the regular commission calculations to determine if customer payment has been received in full prior to the end of the month for which commission is being calculated; the commission will be returned to the sales representative once this occurs.  Partial payments will not qualify for return of a portion of the claw back.  For the sake of clarity, any invoices or portion of invoices written off to bad debt are considered permanent claw-backs.

Customer Contracts

Customer contracts are required for all commissionable revenue with the exception of transactional paper services. Commissions will not be earned or paid unless an executed customer contract is available by the end of the billed month.

Commission Rates

Commission rates below are based on list price and vary depending on [*] and timing of the first invoice date for a matter or subscription:

[*]  = Invoice [*]

[*]  = Invoice [*]

[*] = Invoice [*]

[*]	[*]
	[*]	[*]	[*]
[*] (1)	[*]%	[*]%	[*]%
[*]	[*]%	[*]%	[*]%
[*] (2)	[*]%	[*]%	[*]%

Notes:

1.	[*]– [*]% rate if pricing doesn’t exceed minimum pricing thresholds for established services.
2.	Including and not limited to [*], travel expenses, supplies, etc.

Accelerator upon quota achievement

The 2018 Plan will incentivize individual sales executives with a [*]% accelerator.  The [*]% accelerator will be earned on every dollar over the individual’s 2017 total sales number as long as the 2018 quotas are met and your mix of Document Review ([*]) to other sales has not increased greater than [*]% year on year.  In the event the mix shifts toward [*] by more than [*]%, any excess [*] will not apply toward quota attainment.  Individual 2018 quotas are determined based on a growth factor applied to 2017 individual sales results.   The final 2018 quotas will be communicated to the sales team no later than March 31, 2018.  Draft quotas will be issued in January 2018.   The [*]% accelerator will start to be paid in the next commission payment cycle following the month the sales executive exceeds their quota.  Once triggered, it will continue to be paid out on all subsequent 2018 invoiced revenue.   Note also, the [*]% accelerator will only apply to the commissionable revenue subset of any invoiced revenue in excess of the sales executive’s quota.

Name	2017 annual sales	Growth Factor	2018 Quota	[*]% accelerator If Quota Met
Joe Sales	[*]	[*]%	[*]	[*]

Team Incentive

Each sales executive is a member of a geographically defined team. Each team will be assigned a 2018 team quota.  For every dollar over the 2018 team quota the team will receive an additional [*]% as long as the team mix of [*] to other sales has not increased greater than [*]% year on year.  In the event the mix shifts toward [*] by more than [*]%, any excess [*] will not apply toward team quota attainment.  The [*]% team incentive will be allocated to each sales executive based on his or her individual contribution to the achievement of the team quota.  The final 2018 team quotas will be communicated to the sales team no later than March 31, 2018.  Draft team quotas will be issued in January 2018.   The [*]% adder will start to be paid in the next commission payment cycle following the month the sales executive exceeds their team quota.  Once triggered, it will continue to be paid out on all subsequent 2018 invoiced revenue.   Note also, the [*]% adder will only apply to the commissionable revenue subset of any invoiced revenue in excess of team quota.

In the example below the J&J team exceeds their team quota by $[*].

Name	2017 annual sales	Growth Factor	2018 Quota	2018 annual sales	Allocation	[*]% Team Incentive
Joe Sales	[*]	[*]%	[*]	[*]	[*]%	[*]
Jill Sales	[*]	[*]%	[*]	[*]	[*]%	[*]
	[*]	[*]%	[*]	[*]	[*]%	[*]

Team Leader bonus

Each team will have a team leader. If the team quotas are achieved, the team leader will achieve a bonus.  The team leader bonus is equivalent to $[*] for team sales over $[*], $[*] for team sales over $[*], $[*]  for team sales over $[*], $[*] for team sales over $[*] and $[*] for team sales over $[*].  Team leaders will only get the team leader bonus if the team sales quotas are achieved.  In addition, the team leader will qualify for the [*]% accelerator above on any revenue in excess of their 2017 total actual regardless whether quota is achieved, but still subject to the percentage of [*] revenue constraint.

Senior Vice President Incentive

Each Senior Vice President (US (2), EMEA, APAC) will earn an additional [*] % for every dollar over 2017 sales if their regional quotas are achieved.   Attainment of this goal is subject to the mix of [*] to other sales not increasing greater than [*]% year on year.  In the event the mix shifts toward [*] by more than [*]%, any excess [*] will not apply toward regional quota attainment.   The [*] % adder will only apply to the commissionable revenue subset of any invoiced revenue in excess of regional quota.

Exception Approval Process

Any exceptions must be documented and approved in Salesforce at the time of the sale. Commission rates are subject to modification in whole or for a specific project/subscription at the discretion of the Company at any time. The Company may consider, without limitation, the following factors in determining commission rates: (i) changes in Company policy; (ii) pricing services at discounted rates; (iii) the size and scope of the client matter; (iv) deals deemed as “windfalls” and, (v) actual or anticipated profit margins for a specific client matter, customer, type of service or the Company generally.

Commission Allocation

The Company may allocate credit for revenue, and so divide commissions, between more than one employee as it deems appropriate and to the extent they are actively involved in the sales process and materially contributed to the sale. Any allocation must be documented and approved in Salesforce at the time of the sale. Sales representative will only receive commissions on future projects or subscriptions from accounts which have been reassigned from house account status or prior sales representative. No commissions will be earned or paid to the new sales representative on existing projects, subscriptions, or new projects related to an existing client matter.

Global Sales Commission Allocation

Sales representatives will have assigned regional territories for global crediting purposes. The current regions are the Americas, EMEA and APAC. Any time a sales representative pursues an opportunity outside their home territory, they must engage sales management and determine the sales approach and related crediting for commissions. Global crediting guidelines to address the various sales crediting scenarios will be provided as a separate document. Management reserves the right to modify sales crediting based on influence and effort.

[*]

[*] will be compensated based on selling strategy:

1.	Signed MSA agreement for a legitimate opportunity within an [*] or [*] will be compensated with a $[*] bonus.

And

2.	Large data recovery invoices greater than $[*] will be compensated at [*] % of the invoiced revenue. Data recovery commissions are subject to the Monthly Draw.

Designated Accounts

Some large accounts may be compensated as a separate plan and based on a modified methodology.

Payment Timing

Monthly commissions shall be paid on the bi-weekly payroll scheduled during the 2nd half of each month. Commissions are paid two months in arrears. By way of example, commissions for revenue collected in the month of May are paid during the 2nd half of July. Any subsequent changes to the allocation of commission between sales representative must be defined by the by the end of the Month in order to be reflected in the commissions for the month The Accelerator, Team Incentive, Team Leader Bonus, Senior Vice President Incentive, Sales Operations Bonus and White Glove Bonus will be paid upon final determination of 2018 sales (payment will be subsequent to December 31, 2018 and no later than March 31, 2019).

Compensation in the form of both cash and non-cash incentives is included as income and FICA taxable wages. As a result, all incentives will be recorded and reported according to applicable state and federal tax regulations. All payments are subject to all applicable withholdings, including without limitations, 401(k) contributions, state, federal and FICA withholdings.

Participants authorize the Company to recover/claw back any outstanding overpayment from future incentive payments, unless prohibited by law. No loans or advances can be made under the Plan.

Problem Resolution

The employee must report any errors or discrepancies to their manager in writing within 60 days from receipt of the applicable commission statement. Any claim for additional commissions, that is not submitted in writing within this time will not be considered and will be treated as conclusively resolved, unless otherwise determined by management. Corrections will be paid in the payroll for the next pay period after the correction is approved. It is understood that there will be situations requiring management to exercise discretion and judgment to address conflicts. Where intervention is determined necessary, management’s decisions in resolving such conflicts shall be final, binding and conclusive on all concerned.

General Conditions

In the event an employee is terminated, either voluntarily or involuntarily, the employee must be actively employed by the Company through the end of the month to qualify for the monthly sales commissions. In addition, if the employee has ongoing substantial job duties to the customer after the sale closing, the employee must be actively working and performing such services in order to earn any sales commission.

Plan Administration

This Plan constitutes highly confidential and proprietary information of the Company. Disclosure of the contents of this Plan to any third party without the Company’s prior written consent is expressly prohibited.

All Employees are expected to fully abide by the Company’s practices regarding proper conduct in business dealings. Such practices include, but are not limited to, not creating or participating in situations where the Employee has a conflict of interest, not engaging in antitrust activities or reciprocal business dealings, and not providing or accepting third party gratuities. Violation of these policies may be cause for immediate termination.

This Plan is not intended and shall not be construed to create or imply a guarantee of employment for any specific period of time. Nothing in this Plan shall modify, limit or restrict the standard terms and conditions governing the employment relationship between the Company and the Employee.

Plan Participants in the Plan will be asked to sign an individual Plan document acknowledging acceptance of the Plan. It is a condition of eligibility to earn commission under the Plan that the Plan Participant timely sign and return the Plan Participant’s Plan document.

The Company will have the right to administer, interpret and construe the terms of this Plan, and resolve all issues and disputes related to this Plan, all in its sole and absolute discretion. In the event of any inconsistency or conflict between the provisions of any separate communications (other than an amendment or revision of this Plan) and the terms of the Plan documents, the terms outlined in the Plan documents shall prevail. This Plan and/or its application to a given employee may be modified or terminated at any time in the Company’s discretion, with or without advance notice. Plan Participants shall not have the right to assign, pledge, or otherwise transfer any payments to which they may be eligible under the Plan.

The Company reserves the right to deduct any monies owed to the Company by a Plan Participant from any payment under this Plan, unless otherwise required by federal, state, or local laws. If any term or condition of this Plan is found not to conform with a given state or federal law, that term or condition will not be enforced in the jurisdiction in which it does not conform, but this will not negate other terms and conditions of the Plan.

Eligibility and participation in this Plan in no way creates or implies any guarantee of or contract of employment, nor does it guarantee continued or future employment with the Company, as the Company employs individuals “at will,” subject to applicable law. If any provision of this Plan is held to be unenforceable for any reason, it shall be adjusted, if possible, rather than voided in order to preserve the original intent of this Plan. In any event, all other provisions of this Plan will be deemed valid and enforceable. Any such determination will be final, conclusive and binding, unless otherwise specifically determined in writing by the Company, in its discretion.

Employee Krystina Jones

/s/ Krystina Jones
Signature	Date: 2/15/2018

Company Authorized Representative:

/s/ Len Deutchman
Signature	Date: 4/3/2018

Exhibit 10.7

Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

KLDiscovery

(Jan – December 2018) Sales Commission Plan

Sales Performance Addendum

Plan Purpose

This document outlines the terms and conditions of the Sales Performance Addendum (the “Addendum”) to the Sales Commission Plan commencing from Jan 1, 2018 thru December 31, 2018 (the “Plan”) for KLDiscovery (the “Company”).The Addendum is specifically designed to provide additional incentive to legacy top performing sales employees (“Legacy Employees”).

Commission Rates

Legacy Employees are eligible for the Addendum on a quarterly basis. If the employee sells $[*] or more in Eligible Revenue in the prior 12 months, the employee is eligible for the higher commission rates for the current quarter. Eligible Revenue includes eDiscovery Services and Paper Services and excludes Managed Document Review Services and Non- Commissionable Services & Expenses (“Eligible Revenue”). Future eligibility is re-measured at the beginning of each quarter and Legacy Employees who first meet the threshold become eligible, Legacy Employees who continue to meet the threshold remain eligible, and Legacy Employees who fail to meet the threshold are no longer eligible for the current quarter. For example, if an employee sells $[*] or more in Eligible Revenue for the 12 months ending June 2018, they are eligible for the Addendum for the next quarter (July, August, September 2018).

Commission rates below are based on list price and vary depending on type of [*] and timing of the first invoice date for a matter or subscription:

[*]  = Invoice [*]

[*]  = Invoice [*]

[*] = Invoice [*]

[*]	[*]
	[*]	[*]	[*]
[*] (1)	[*]%	[*]%	[*]%
[*] (1)	[*]%	[*]%	[*]%
[*]	[*]%	[*]%	[*]%
[*] (2)	[*]%	[*]%	[*]%

Notes:

(1)	[*]– [*]% rate if pricing doesn’t exceed minimum pricing thresholds for established services.
(2)	Including and not limited to [*], travel expenses, supplies, etc.

[*] (3)	[*]
	[*]	[*]	[*]
[*]	[*]%	[*]%	[*]%
[*]	[*]	[*]%	[*]%
[*] (4)	[*]	[*]%	[*]%
[*] (5)	[*]%	[*]%	[*]%

Notes:

(3)

Subscription – defined as a term contract for greater than 12 months for bundled services with a fixed minimum contract value. New and Renewal Subscription commission rates are both determined according to the original subscription start date.

(4)

Upgraded subscriptions will be paid [*]% for the first 12 months on the amount greater than the last twelve months subscription revenue including overages and then revert to standard rates for the remaining subscription term.

(5)	Including and not limited to travel expenses, supplies, etc.

Subscriptions will be paid [*]. If the subscription was already paid upfront based on the legacy plan, it will be excluded from the commission calculation until there is an upgrade (incremental portion only) or renewal.  Subscriptions which are not renewed will be paid as if a la carte pricing was in effect from the original subscription start date. Upgraded subscriptions will be paid [*]% for the first 12 months on the amount greater than the last twelve months subscription revenue including overages and then revert to standard rates for the remaining subscription term.

Plan Administration

This Addendum constitutes highly confidential and proprietary information of the Company. Disclosure of the contents of this Addendum to any third party without the Company’s prior written consent is expressly prohibited. This Addendum shall be administered according to the terms and conditions of the Sales Commission Plan.

Employee Krystina Jones

/s/ Krystina Jones
Signature	Date: 2/15/2018

Company Authorized Representative:

/s/ Len Deutchman
Signature	Date: 4/3/2018

Exhibit 10.8

Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

KLDiscovery

2020 Americas Legal Technology Sales Commission Plan

1.	Plan Purpose
1.1

This document outlines the terms and conditions of the Sales Commission Plan commencing from January 1, 2020 through December 31, 2020 (the “2020 Commission Plan”) for KLDiscovery (the “Company”). The 2020 Commission Plan is designed to compensate, reward and provide incentive to each Legal Technology sales employee (“Employee”) to achieve superior sales performance, whilst at the same time encouraging the highest level of client satisfaction in an ethical and responsible manner.

1.2	The definitions that apply to certain terms of the 2020 Commission Plan are set out in Appendix 1.
2.	Legacy Plans
2.1

The 2018 Commission Plan for Legacy LDiscovery (Virginia only) covering matters with a FID from April 1, 2017 and before April 1, 2018 that were subject to commission payments upon paid invoicing will continue in place through December 31, 2020. The related commission payments will only be made once the outstanding balance on the invoice is paid in full.

3.	Summary of Employee Compensation
3.1	Each Employee will be remunerated through two types of compensation: (i) Monthly Draw; and (ii) Commission pursuant to the terms of the 2020 Commission Plan (as described in section 5 below)
4.	Monthly Draw
4.1

An Employee’s monthly draw equals their base salary divided by twelve (12) months to establish a base monthly amount (“Monthly Draw”).  Irrespective of any Commission payable pursuant to the 2020 Commission Plan, an Employee will always receive their Monthly Draw. The Monthly Draw amount is important as it regulates the Commission payments due to the Employee under the 2020 Commission Plan.  Note that the Monthly Draw amount applies to the Calculation Period regardless of the Payment Period and regardless of the Employee’s employment status with the Company (such as termination).

5.	Description of 2020 Commission Plan
5.1	Commission is based upon invoiced customer revenue multiplied by the appropriate commission rate % relating to the applicable service as set out in the commission table below (“Commission”).

Standard Revenue

5.2

An Employee will receive Commission based on the applicable Commission rate in the table below for all invoiced revenue other than Professional Services (products detailed in section 5.3 below).  Commission rates are based on list price and vary depending on type of services and timing of the FID for a matter or subscription. Subscription renewals will be paid out using the initial subscriptions FID as the base for determining the Commission rate, unless otherwise approved in writing by the EVP, Global LT Sales.

The following definitions apply:

[*] = Invoice [*]

[*] = Invoice [*]

[*] = Invoice [*]

[*]	[*]
	[*]	[*]	[*]
[*](1)	[*]%	[*]%	[*]%
[*]	[*]%	[*]%	[*]%
[*]	[*]%	[*]%	[*]%
[*](2)	[*]%	[*]%	[*]%

Notes:

1.

[*]% rate for [*] if pricing does not exceed minimum pricing thresholds for established services.  In addition, projects where outside contractors are used to perform the services will be paid commission only on the gross margin dollars of the project for the Company versus the full revenue invoiced to the customer.

2.	Including but not limited to [*], travel expenses, supplies, freight, delivery media, etc. These are all items where the Company makes zero to small profit margins

Professional Services Revenue

5.3	Professional Services includes all billed revenue relating to [*] services.

General Principles relating to Commission

5.4	It is at Company’s discretion to modify the commission rates on specified large client accounts and Employees may be compensated at different commission rates and thresholds for such matters.
5.5

All Commission is based on invoiced revenue only excluding any sales or value added taxes added to any invoices.  Invoiced revenue is calculated after taking into consideration: (i) any sales credits issued against the invoice or estimated sales reserves; and (ii) any service credits issued against the invoice (e.g. for poor or defective work performance or other disputes with clients).  Fully executed customer contracts are required for all commissionable revenue with the exception of transactional paper services. Commissions will not be earned or paid unless an executed customer contract is available by the end of the Calculation Period.

5.6

For the sake of clarity, unless specifically approved by the EVP, Global LT Sales, any and all customer credits, debits, voids, returns or other adjustments to a customer’s invoice will be deducted from the Employee’s revenue and individual Quota attainment used in determining Commissions.

5.7

Commissions will only be paid to an Employee in the applicable Payment Period to the extent that the total Commissions in the Calculation Period exceeds the Employee’s Monthly Draw.  For example, in the event that the Employee’s Monthly Draw is $[*] a month and their monthly Commission total was

$[*], the Employee would only receive the Monthly Draw for that month.  If the Commission total was $[*], the Employee would receive an additional $[*] in Commission, which is the amount by which the Commission exceeds the Monthly Draw.

5.8	A worked example of how Commission and Monthly Draw may operate is set out in Appendix 2.
6.	Clawback Adjustments
6.1

If customer payment is not received within [*] days from the invoice date, any Commission previously paid to the Employee will be deducted from any Commission payment due to the Employee in the Calculation Period in which the [*] day limit is reached (“Claw Back”).  Commissions subject to Claw Back adjustment will subsequently be re-evaluated during the regular Commission calculations to determine if customer payment has been received in full prior to the end of any subsequent Calculation Period for which Commission is being calculated.  In such an event, the Commission will be paid to the Employee at the next possible payment date and will not be subject to the Monthly Draw. Should the Employee not exceed the Monthly Draw in the period when a Claw Back is due, the Claw Back will carry forward until such time that either the invoice is paid or an amount is earned above the Monthly Draw in subsequent months to cover the Claw Back amount Any commissions subject to Claw Back that remain without customer payment in excess of [*] months from the invoice date will be subject to permanent Claw Back unless specifically approved otherwise by the EVP, Global LT Sales.  Partial payments will not qualify for return of a portion of the Claw Back adjustments.  For the sake of clarity, any invoices or portion of invoices which are written off as bad debts are considered permanent Claw Backs.  In the event of a negative balance to any Employee, the Claw Back amount will be rolled over into subsequent months until the Claw Back balance is cleared.

7.	Data Recovery Commissions
7.1	Data Recovery will be compensated based on selling strategy:

i) Signed Master Service Agreement for a legitimate opportunity within an [*] will be compensated with a $[*] bonus.  This is not subject to the Monthly Draw; and

ii) Data recovery invoices greater than $[*] will be compensated at [*]% of the invoiced revenue. Data recovery Commissions in this 7.1(ii) are subject to the Monthly Draw.

8.	Additional Calendar Year 2020 Accelerators and Incentives
8.1	Accelerator for [*] Projects

[*] matters with a FID from November 1, 2020 or after and invoiced at greater than $[*] per gigabyte will be paid an incremental [*]% on the invoiced amount for all commissionable revenue except Managed Review and Paper Services.   [*] matters priced below $[*] per gigabyte may be subject to reduced commission rates at the discretion of the EVP, Global LT Sales.  Subscription renewals do not qualify for this Accelerator.  Final decisions of whether a [*] client qualifies for this incentive will be determined solely by the EVP, Global LT Sales. Any Accelerator earned for the Calculation Period will be combined with any other Commissions in the Calculation Period and shall be expressly subject to the Monthly Draw.

8.2	Accelerator for Net [*]clients

Net [*]clients will be paid an incremental [*]% on the invoiced amount for all commissionable revenue except Managed Review and Paper Services.  This incentive applies to all [*] matters with a FID from November 1, 2020 or after for qualifying clients.  Subscription renewals do not qualify as ‘net new’. New buyers or new offices for existing clients do not qualify as ‘net new’.  Final decisions of whether an [*] client is considered ‘net new’ for this incentive will be determined solely by the EVP, Global LT Sales.  Any Accelerator earned for the Calculation Period will be combined with any other Commissions in the Calculation Period and shall be expressly subject to the Monthly Draw.

8.3	Bonus for selling Managed Review

A one-time per annum bonus of $[*] will be paid to any sales employee who sells $[*] or more in managed review revenue.  Revenue from projects that are outsourced or below floor pricing will be excluded from the cumulative revenue used for this calculation.  Final decisions of whether a project is considered outsourced or below floor pricing for this incentive will be determined by the EVP, Global LT Sales.

9.	Employee Quota
9.1

Each Employee will be given a yearly quota which will be the yearly expected sales revenue expected by that individual Employee (“Quota”).  Individual 2020 Quotas are determined based on growth factors applied to 2019 individual Employees sales results, business needs and potential for clients.   The Quota is based off all revenue credited to the Employee regardless whether a particular subset of the revenue is non-commissionable (for example [*]).   Likewise, achievement of Quota is based on the same.   The final 2020 Quota for each Employee is included in the signature page of this document.   The yearly Quota value may be adjusted during the year at the discretion of the EVP, Global LT Sales.  These adjustments to Quota may be made for factors not present when the Quota was established and can include:  a) customer accounts reassigned from a former Employee to the current Employee; b) windfall new accounts where the Employee did not participate in a significant way to acquire the business; and c) other unforeseen changes not considered when the Employee’s Quota was created.  Any adjusted yearly Quota shall be communicated to Employee prior to implementation of the adjusted Quota.

9.2	Accelerator Upon Quota Achievement

The 2020 Commission Plan will incentivize individual Employee’s with a [*]% accelerator (“Accelerator”).  The Accelerator will be earned on every dollar over the Employee’s 2020 Quota [*]% year over year.  In the event the mix shifts toward [*] by more than [*]%, any excess DR will not apply toward Quota attainment.  The Accelerator will start to be paid in the next Commission payment cycle following the month the Employee exceeds their Quota.  Once triggered, it will continue to be paid out on all subsequent 2020 invoiced revenue.   Note that the Accelerator will only be paid on the commissionable revenue subset of any invoiced revenue in excess of the Employee’s Quota.

10.	At what point Commissions are deemed “Earned”
10.1

Commissions are considered fully earned for the Calculation Period only following payment by the customer and only to the extent they exceed the Employee’s Monthly Draw.  Any payments made prior to customer payment are expressly subject to the terms of the 2020 Commission Plan, including all its conditions, including but not limited to any amounts subject to Clawback.

11.	Other Conditions
11.1	Exception Approval Process

Any exceptions to the 2020 Commission Plan must be documented and approved in Salesforce at the time of the sale by the EVP, Global LT Sales. Commission rates are subject to modification at any time in whole or for a specific project/subscription at the discretion of the Company. The Company may consider, without limitation, the following factors in determining commission rates: (i) changes in Company policy; (ii) pricing services at discounted rates; (iii) the size and scope of the client matter; (iv) deals deemed as “windfalls”; and (v) actual or anticipated profit margins for a specific client matter, customer, type of service or the Company generally.

11.2	Commission Allocation

The Company may allocate credit for revenue, and so divide Commissions, between more than one Employee as it deems appropriate and to the extent they are actively involved in the sales process and materially contributed to the sale. Employees can also agree to split Commission, but any proposed split is subject to approval by the EVP, Global LT Sales prior to the Commission being allocated.  Any allocation must be documented and approved in Salesforce at the time of the sale.  Subsequent changes in splits must be approved and communicated prior to the end of the Calculation Period and updated in Salesforce as soon as possible.

11.3

Employees will only receive Commissions on future projects or subscriptions from accounts which have been re-assigned from House Account status or a prior Employee. No Commissions will be earned or paid to a new Employee on existing projects, subscriptions, or new projects related to an existing client matter. These matters will be considered House Accounts unless otherwise approved by the EVP, Global LT Sales.

11.4	Continuation of 2020 Commission Plan beyond December 31, 2020

Notwithstanding that the 2020 Commission Plan is scheduled for the calendar year 2020, the terms of the 2020 Commission Plan shall apply into 2021 until such time as the 2021 commission plan (“2021 Commission Plan”) is finalised.  However, only Standard Revenue (set out in section 5.2 above) for the purposes of Commission shall apply during the period from December 31, 2020 until the 2021 Commission Plan is finalised.  Any accelerators set out in this 2020 Commission Plan (set out in sections 8 and 9 above) shall cease on December 31, 2020.  For the avoidance of doubt, Commission will still be subject to the terms of this 2020 Commission Plan including but not limited to Claw Back adjustment, Monthly Draw and the Employee’s 2020 Quota.  Once the 2021 Commission Plan is finalised, any adjustments to Commission already earned shall be made to each individual Employee overall compensation.

11.5	Global Sales Commission Allocation

Employees will have assigned regional territories for global crediting purposes. The current regions are the Americas, EMEA and APAC and will be deemed to be an Employee’s “home territory”. Any time an Employee pursues an opportunity outside their home territory, they must engage sales management and determine the sales approach and related crediting for Commissions. Global crediting guidelines to address the various sales crediting scenarios will be provided as a separate document. Management reserves the right to modify sales crediting based on influence and effort.

11.6	Taxation

Compensation in the form of both cash and non-cash incentives is included as income and FICA taxable wages. As a result, all incentives will be recorded and reported according to applicable state and federal tax regulations. All payments are subject to all applicable withholdings, including without limitations, 401(k) contributions, state, federal and FICA withholdings.  Employees expressly authorize the Company to recover/Claw Back any outstanding overpayment from future Commission payments, unless prohibited by law.

11.6	Termination

The Employee must be actively employed by the Company through to the end of the month in order to qualify for the Calculation Period sales Commission for that month.  In the event an Employee resigns, or their employment is terminated by the Company, prior to the end of any month, for Commission purposes, they shall not be eligible for any Commission in that partial month.  In addition, if the Employee has ongoing substantial job duties to the customer after the sale closing, the Employee must be actively working and performing such additional duties in order to earn any Commission.  Employee shall be paid any Monthly Draw for the pro rata period in the month of termination.  For the avoidance of doubt, Commission payments in the months following termination are subject to the Monthly Draw.

11.8	Problem Resolution

The Employee must report any errors or discrepancies to their line manager in writing within 60 days from receipt of the applicable Commission statement. Any claim for additional Commissions, not submitted in writing within this time period, will not be considered and will be treated as conclusively resolved, unless otherwise determined by the Company. Corrections to Commission will be paid in the payroll for the next pay period after the correction is approved. It is understood that there will be situations requiring the Company to exercise discretion and judgment to address conflicts. Where intervention is deemed necessary, the Company’s decision in resolving such conflicts shall be final, binding and conclusive on all concerned.

11.9	2020 Commission Plan Administration

This 2020 Commission Plan constitutes highly confidential and proprietary information of the Company. Disclosure of the contents of this 2020 Commission Plan to any third party without the Company’s prior written consent is expressly prohibited.

11.10

All Employees are expected to fully abide by the Company’s practices regarding proper conduct in business dealings. Such practices include, but are not limited to, not creating or participating in situations where the Employee has a conflict of interest, not engaging in antitrust activities or reciprocal business dealings, and not providing or accepting third party gratuities. Violation of these policies may be cause for disciplinary action which may lead to termination.

11.11

This 2020 Commission Plan is not intended and shall not be construed to create or imply a guarantee of employment for any specific period of time. Nothing in this 2020 Commission Plan shall modify, limit or restrict the standard terms and conditions governing the employment relationship between the Company and the Employee.  Company continues to employ individuals “at will”, subject to applicable law.

11.12

Employees subject to the 2020 Commission Plan will be asked to sign an individual 2020 Commission Plan document acknowledging acceptance of the terms of the 2020 Commission Plan. It is a condition of eligibility to earn Commission under the 2020 Commission Plan that the Employee timely signs and returns the Employee’s 2020 Commission Plan document.  For the avoidance of all doubt, unless and until the Employee has executed the 2020 Commission Plan containing the Quota, the Employee will not receive any Commission that may be due pursuant to the 2020 Commission Plan.

11.13

The Company will have the right to administer, interpret and construe the terms of this 2020 Commission Plan and resolve all issues and disputes all in its sole and absolute discretion. In the event of any inconsistency or conflict between the provisions of any separate communications (other than an amendment or revision of this 2020 Commission Plan) and the terms of the 2020 Commission Plan, the terms outlined in this 2020 Commission Plan shall prevail. Specifically, the 2020 Commission Plan and/or its application to a given Employee may be modified or terminated at any time in the Company’s discretion, with or without advance notice.  Such modification may apply retrospectively.   Employees shall not have the right to assign, pledge, or otherwise transfer any payments to which they may be eligible under the 2020 Commission Plan.

11.14

The Company reserves the right to deduct any monies owed to the Company by an Employee from any payment under this 2020 Commission Plan, unless otherwise required by federal, state, or local laws. If any term or condition of this 2020 Commission Plan is found not to conform with a given state or federal law, that term or condition will not be enforced in the jurisdiction in which it does not conform, but this will not negate other terms and conditions of the 2020 Commission Plan.

11.15

If any provision of this 2020 Commission Plan is held to be unenforceable for any reason, it shall be adjusted, if possible, rather than voided in order to preserve the original intent of this 2020 Commission Plan. In any event, all other provisions of this 2020 Commission Plan will be deemed valid and enforceable. Any such determination will be final, conclusive and binding, unless otherwise specifically determined in writing by the Company, in its discretion.

Employee Krystina Jones
2020 Quota [*]
Signature: /s/ Krystina Jones	Date: March 25, 2020

Company Authorised Representative
Name: Andrew Southam , GC
Signature: /s/ Andrew Southam	Date: March 25, 2020

Appendix 1 – Definitions

In this 2020 Commission Plan, when the following capitalized terms are used, they shall refer to the description below:

Accelerator: means an additional % Commission in addition to regular Commission determined according to this 2020 Commission Plan;

Calculation Period:  means the calendar month for which the commission is being calculated;

Commission: means the % of commission that an Employee may earn based on the commission tables set out in section 5;

Claw Back:  means the Company’s right to reclaim commission advances previously paid to the Employee as defined in Section 6.1;

Employee: as defined in section 1.1;

FID:   means “first invoice date” and refers to the date a matter/SO number is first invoiced by the Company. The FID governs commission rates for the ongoing matter/SO number;

House Account:  means customer sales brought in by a non-Sales representative and are not eligible for commission payment. When an Employee eligible for Commission payments contract of employment is terminated, their customer accounts and matters default to House Accounts for future Calculation Periods unless specifically approved otherwise by the EVP, Global LT Sales;

Monthly Draw: as defined in Section 4;

Payment Period:  means the month in which the commission is paid to the Employee. Commissions are paid two months in arrears on the bi-weekly payroll scheduled during the second half of each month. By way of example, commissions for revenue invoiced in the month of May (i.e. the “Calculation Period”) would be paid during the second half of July (i.e. the “Payment Period”);

Quota: as defined in section 9.1;

Appendix 2 – Worked Example

Worked Examples of Commissions and Monthly Draw

Employee has an annual salary of $[*] (equally a Monthly Draw of $[*]) and for the month of April 2020, Employee has 6 customer invoices:

1.	An [*] Service matter invoiced for $[*] with a FID of April 2017 will earn Commission at the [*]% rate for Year 3 or $[*].
2.	A [*]matter invoiced for $[*] with a FID of May 2019 will earn commission at the [*]% rate for Year 1 or $[*] of gross Commission.
3.

A matter with a [*] of January 2020 invoiced for $[*]consisting of: (a) $[*]of [*] will earn Commission at [*]% or $[*]; (b) $[*]of [*] will earn at [*]% or $[*];  and (c) $[*]of Managed Review will earn Commission at [*]% or $[*].  This matter is split 50%/50% with another sales employee, so Employee’s gross Commission share is $[*] (i.e. half of the total Commission of $[*]).

4.	An [*] Service matter invoiced for $[*]with a FID of April 2018 will earn Commission at the [*]% rate for Year 2 or $[*]of gross Commission.
5.

A [*] matter with a FID of December 2019 invoiced for $[*]consisting of: (a) $[*] of [*] will earn Commission at the [*]% rate for Year 1 or $[*]; and (b) $[*]of Managed Review will earn Commission at the [*]% rate for Year 1 or $[*].   As the [*] was priced at $[*] per [*], Joe will earn an additional [*]% or $[*] for this project as it is part of the Accelerator.   The Managed Review portion is ineligible for the additional [*]%.

6.	A Professional Services invoice for $[*]with a FID of March 2017 (Year 3) will earn Commission at [*]% or $[*].
7.	Employee’s gross Commission would be $[*] ($[*]+ $[*] + $[*] + $[*]+ $[*]+ $[*]). Employee’s draw of $[*] per month will be subtracted from the gross Commission to arrive at a net commission of $[*].

Next, for the purposes of this Worked Example, the review date is April 30, 2020.  At this time, of Employee’s four customer invoices from November 2019: (a) three have been paid off in full by the customers; and (b) one is still outstanding or uncollected.   The outstanding invoice is for $[*] of eDiscovery Service with a FID of December 2017 (calculated for Commission at [*]% or $[*]) on this invoice.   The outstanding invoice has now exceeded [*] days from the invoice date and was previously paid out as Commission.  Accordingly, it qualifies for Claw Back in April 2020.  The $[*]Commission is deducted from Employee’s net Commission of $[*] to arrive at an adjusted Commission payment for April of $[*].   The $[*] in Commission would be paid out to Employee in a payroll during the 2nd half of June.

Worked Example of Individual Accelerator

For the example above, an assumption that it is November (later in the calendar year).   Employee’s Quota  for the calendar year 2020 is $[*].    Assume Employee’s cumulative revenue through October was $[*] (i.e. so Employee surpassed the Quota) and in November Employee sold an additional $[*].    Employee’s individual accelerator payment for November (paid in January) would be [*]% of $[*] ($[*]+ $[*]- $[*]) or $[*]. This example assumes all revenue is commissionable as accelerators do not apply to non-commissionable items as outlined in Section 5.2.

Exhibit 10.9

Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

KLDiscovery 2020 Sales Commission Plan

Sales Performance Addendum

1.Plan Purpose

1.1

This document outlines the terms and conditions of the 2020 Sales Performance Addendum (the “2020 Addendum”) to the Sales Commission Plan commencing from January 1, 2020 through December 31, 2020 (the “2020 Commission Plan”) for KLDiscovery Ontrack, LLC (the “Company”), a copy of which is set out in Schedule 1 to this Addendum. This Addendum is specifically designed to provide additional incentive to top performing sales employees of the Company (“Top Sales Employee(s)”).

1.2	Notwithstanding that this Addendum is scheduled for the calendar year 2020 only, it shall apply into 2021 until such time as the applicable 2021 commission plan is finalised by the Company.

2.Commission Rates

2.1

Top Sales Employees are eligible to receive the incentive outlined in this Addendum on a calendar quarterly basis (commencing January 1, 2020) (a “Quarter”).  If the Top Sales Employee sells $[*] or more in Eligible Revenue (as defined below) in the prior 12 months to a Quarter, the Top Sales Employee is eligible to receive  a higher Commission rate for the applicable calendar Quarter (“Increased Commission”).

2.2

For the purposes of this Addendum, “Eligible Revenue” includes eDiscovery Services and Paper Services but excludes Managed Document Review Services and Non-Commissionable Services & Expenses. Eligibility is re-measured at the beginning of each Quarter and Top Sales Employees who first meet the threshold become eligible, Top Sales Employees who continue to meet the threshold remain eligible, and Top Sales Employees who fail to meet the threshold are no longer eligible for the current Quarter.  For example, if a Top Sales Employee sells $[*] or more in Eligible Revenue in the 12 (twelve) months ending June 2020, they are eligible for the Increased Commission for the Quarter commencing July 1 (i.e. the first Quarter after the 12 months assessment).

2.3

The Top Sales Employee will receive Increased Commission based on the applicable rate in the table below for all invoiced revenue other than Professional Services (covered separately in section 5.3 of 2020 Commission Plan).  Increased Commission rates are based on list price and vary depending on type of services and timing of the FID (as defined in the 2020 Commission Plan) for a matter or subscription. Subscription renewals will be paid out using the initial subscriptions FID as the base for determining the Increased Commission rate, unless otherwise approved in writing by the EVP, Global LT Sales.

2.4The following definitions apply:

[*] = Invoice [*]

[*] = Invoice [*]

[*]= Invoice [*]

[*]	[*]
	[*]	[*]	[*]
[*]	[*]%	[*]%	[*]%
[*]	[*]%	[*]%	[*]%
[*]	[*]%	[*]%	[*]%

Notes:

1.

[*]% rate for [*] if pricing does not exceed minimum pricing thresholds for established services.  In addition, projects where outside contractors are used to perform the services will be paid commission only on the gross margin dollars of the project for the Company versus the full revenue invoiced to the customer.

2.	Including but not limited to [*], travel expenses, supplies, freight, delivery media, etc. These are all items where the Company makes zero to small profit margins

3.Plan Administration

3.1

This 2020 Addendum constitutes highly confidential and proprietary information of the Company. Disclosure of the contents of this 2020 Addendum to any third party without the Company’s prior written consent is expressly prohibited.  This 2020 Addendum shall be administered according to the terms and conditions of the 2020 Commission Plan.  All other terms and conditions of the 2020 Commission Plan will remain in full force and effect and shall not otherwise be varied by this 2020 Addendum.  In the event of any inconsistency between the terms of this 2020 Addendum and the 2020 Commission Plan, the terms of this Addendum shall prevail to determine such inconsistency.

Employee Krystina Jones

Signature: /s/ Krystina Jones	Date: 4/3/2020

Company Authorized Representative

Name: Andrew Southam, GC

Signature: /s/ Andrew Southam	Date: 4/3/2020

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher J. Weiler, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of KLDiscovery Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 12, 2020:	By:	/s/ Christopher J. Weiler
Christopher J. Weiler
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dawn Wilson, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of KLDiscovery Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 12, 2020:	By:	/s/ Dawn Wilson
Dawn Wilson
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of KLDiscovery Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 12, 2020:	By:	/s/ Christopher J. Weiler
Christopher J. Weiler
Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of KLDiscovery Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 12, 2020:	By:	/s/ Dawn Wilson
Dawn Wilson
Chief Financial Officer (Principal Financial Officer)